Exhibit 99.1

SEDAR VERSION

December 5, 2019

Triple C Institutional Holding SA,

Sunshine MEP Beteiligungs GmbH & Co. KG,

Ulf Herbrechter,

Thomas Kloibhofer

and

Christian Legat

(as the Sellers),

TELUS International (Cda) Inc.

(as the Purchaser)

and

TELUS Communications Inc.

(as the Guarantor)

Sale and Purchase Agreement

regarding

all Shares in

Triple C Holding SARL

Maximilianstrasse 13

80539 Munich

Tel: +49.89.2080.3.8000

www.lw.com

CONTENTS

1.	DEFINITIONS	6

2.	CURRENT STATUS	6

3.	SALE AND TRANSFER OF THE SOLD SHARES AND THE SHAREHOLDER LOAN RECEIVABLE	8

4.	PURCHASE PRICE	9

5.	PAYMENTS AND DEFAULT	10

6.	CLOSING CONDITIONS AND EFFORTS	11

7.	CLOSING DATE; CLOSING; CLOSING ACTIONS	14

8.	SELLERS’ GUARANTEES	16

9.	SELLERS’ COVENANTS	22

10.	REMEDIES AND LIABILITY	24

11.	LIMITATION OF SELLERS’ LIABILITY	29

12.	TAX WARRANTIES	33

13.	PURCHASER’S AND GUARANTOR’S REPRESENTATIONS AND WARRANTIES	33

14.	PURCHASER’S COVENANTS	34

15.	PURCHASER’S INDEMNITY	35

16.	SELLERS’ REMEDIES	36

17.	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS	37

18.	PARENT GUARANTEE	39

19.	MISCELLANEOUS	39

20.	GOVERNING LAW AND PLACE OF JURISDICTION	44

21.	SEVERABILITY	44

INDEX OF EXHIBITS

Exhibit 1	Definitions

Exhibit 1-A	Form of Bring-Down Certificate

Exhibit 1-B	Approved Forecast

Exhibit 2.1(c)	Sold Shares

Exhibit 2.1(d)	Subsidiary

Exhibit 2.2(a)	Facilities Agreement

Exhibit 2.2(b)	Financing Collateral

Exhibit 2.3(a)	Shareholder Loan

Exhibit 2.4-1	Advisory Board Resignation Letter

Exhibit 2.4-2	Shareholders’ Resolution Triple C Holding GmbH

Exhibit 2.5-1	Manager Resignation Letter

Exhibit 2.5-2	Shareholders’ Resolution Company

Exhibit 2.5-3	Shareholders’ Resolutions Group Companies

Exhibit 2.6	Related Party Agreements

Exhibit 3.1(b)	Share Transfer Instrument

Exhibit 3.2(b)	Shareholder Loan Receivable Transfer Agreement

Exhibit 3.2(c)	Shareholder Loan Termination Agreement

Exhibit 3.3	[redacted][Description: title of Exhibit 3.3 redacted.]

Exhibit 3.4-1	Consent of general meeting of the Company

Exhibit 3.4-2	Consent board resolutions of the Company

Exhibit 5.2	Sellers’ Bank Account

Exhibit 7.3	Closing Confirmation

Exhibit 8.8(c)(i)	Equity Bridge

Exhibit 8.8(c)(vii)	Permitted Leakage

Exhibit 8.9	Further Sellers’ Guarantees to Sellers’ Knowledge

Exhibit 8.10(a)	Knowledge Bearer

Exhibit 8.10(b)	Inquired Individuals

Exhibit 9.5	List of surviving Related Party Agreements

Exhibit 11.4	Pro Rata Share

Exhibit 12	Tax Warranties

Exhibit 13(g)	List of Purchaser Knowledge Bearers

Exhibit 15.2(b)	Waiver

Exhibit 17(d)-1	Form of press release — Purchaser

Exhibit 17(d)-2	Form of press release — Sellers

INDEX OF SCHEDULES

Schedule 1	Disclosure Schedule

Schedule 2	CCC Financial Statements

Schedule 3	Company Financial Statements as of December 31, 2018

Schedule 4	Unaudited Financial Statements

Schedule 5	Unaudited Company Trial Balances

Schedule 6	Further Disclosures

Schedule 2(e) to Exhibit 12	Tax and Other Proceedings

Sale and Purchase Agreement

by and among

(1)                                 Triple C Institutional Holding SA, a public limited liability company (société anonyme) organized under the laws of Luxembourg, having its registered seat in Luxembourg and registered address at 24 avenue Emile Reuter, 2420 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg trade and companies register (registre de commerce et des sociétés) under registration number B219375,

— “Seller 1” —

(2)                                 Sunshine MEP Beteiligungs GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) under the laws of Germany, having its registered seat in Berlin and registered address at Stralauer Allee 2B, 10245 Berlin, Germany, registered with the commercial register (Handelsregister) at the local court (Amtsgericht) of Berlin (Charlottenburg) under registration number HRA 55612B,

— “Seller 2” —

(3)                                 Ulf Herbrechter, [redacted][Description: personal information redacted],

— “Seller 3” —

(4)                                 Thomas Kloibhofer, [redacted][Description: personal information redacted],

— “Seller 4” —

(5)                                 Christian Legat, [redacted][Description: personal information redacted],

— “Seller 5” —

— Seller 1 through Seller 5 together the “Sellers” and individually a “Seller”—

(6)                                 TELUS International (Cda) Inc., a company organized under the laws of British Columbia, having its registered address at 510 West Georgia Street, Floor 7, Vancouver, British Columbia, V6B 0M3, Canada, registered with BC Registries and Online Services under incorporation number BC1059858,

— the “Purchaser” —

(7)                                 Triple C Holding SARL, a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg, having its registered seat in Luxembourg and registered address at 24 avenue Emile Reuter, 2420 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg trade and companies register (registre de commerce et des sociétés) under registration number B219409,

— the “Company” —

and, solely for the purposes set forth in Sections 7.6(b), 13, 16, 17, 18, 19, 20 and 21 of this Agreement,

(8)                                 TELUS Communications Inc., a company organized under the laws of British Columbia, having its registered address at address at 510 West Georgia Street, Floor 23, Vancouver, British Columbia V6B 0M3, Canada, registered with BC Registries and Online Services under incorporation number BC1101218,

- the “Guarantor” -

(the Sellers, the Purchaser and, solely for the purposes set forth in Sections 7.6(b), 13, 16, 17, 18, 19, 20 and 21 of this Agreement, the Guarantor are together referred to as the “Parties”, and each of them as a “Party”).

RECITALS

(A)                               The Sellers are the sole shareholders of the Company.

(B)                               The Group provides business process outsourcing services, mainly in relation to outsourced services via voice and non-voice communication channels. The Group’s business, taken as a whole, as presently conducted, disregarding the transactions contemplated by this sale and purchase agreement (this “Agreement”) shall hereinafter be referred to as the “Business”.

(C)                               By entering into this Agreement, the Sellers wish to sell and transfer to the Purchaser, and the Purchaser, having carried out a satisfactory due diligence review of the Group and its Business, wishes to acquire from the Sellers, all shares in the Company as well as a certain receivable under an existing shareholder loan (the “Transaction”).

(D)                               The Parties confirm that they have freely discussed and negotiated all and any Sections of this Agreement.

1.                                      DEFINITIONS

The definitions used in this Agreement shall have the meanings set out in Exhibit 1.

2.                                      CURRENT STATUS

2.1                               The Company

(a)                                 The Company is incorporated and registered as specified in No. (7) of the introductory sentence.

(b)                                 The entire registered share capital of the Company (the “Share Capital”) amounts to EUR 101,000 (in words: Euro one hundred and one thousand).

(c)                                  The Share Capital is divided into 10,100,000 shares. Each Seller’s shareholding in the Company with the number of such shares held by the respective Seller and the nominal amount of the share capital attributed to the respective Seller is set out in Exhibit 2.1(c) (collectively, the “Sold Shares” and, each, a “Sold Share”).

(d)                                 The Company holds directly or indirectly shares in the entities as set out in more detail in Exhibit 2.1(d) (each a “Subsidiary” and, collectively, the “Subsidiaries” and, together with the Company, the “Group” or the “Group Companies” and, each individually, a “Group Company”).

2.2                               Current Financing Status

(a)                                 Certain Group Companies are parties as borrowers and/or guarantors to the facilities agreements as set forth in Exhibit 2.2(a) (collectively, the “Facilities Agreement”) together with the related security documents, fee and syndication letters, hedging agreements, accession letters, collectively referred to as the “Finance Documents”.

(b)                                 The debt under the Facilities Agreements is secured by certain security interests as set forth in Exhibit 2.2(b) (collectively, the “Financing Collateral”).

(c)                                  The Parties are aware and the Purchaser acknowledges that, as a result of the change of control in the Company occurring upon the consummation of the transactions contemplated under this Agreement, certain of the Finance Documents may be terminated by the respective other party or parties with immediate effect, as a result of which the outstanding amounts thereunder would become immediately repayable by the Group. Subject to Section 9.4, the Parties agree that the Purchaser shall be solely responsible for any refinancing becoming necessary at the Closing Date due to any such termination rights being exercised under the Finance Documents and any costs associated with such termination and refinancing shall be borne by the respective Group Companies in accordance with the terms of the Finance Documents and shall economically be for the account of the Purchaser.

(d)                                 On the Scheduled Closing Date, the Purchaser shall (re)pay the Closing Bank Repayment Amount as set forth in the pay-off and release documentation to be provided under the first sentence of Section 9.4.

2.3                               Shareholder Loan

(a)                                 On 20 December 2017, Seller 1 (as lender) has granted to the Company (as borrower) a certain shareholder loan as set out in Exhibit 2.3(a) (the “Shareholder Loan” )

(b)                                 As at 30 June 2019 an amount of EUR 562,000 (in words: five hundred and sixty-two thousand Euros) (including accrued but unpaid interest) was outstanding under the Shareholder Loan.

2.4                               Advisory Board

(a)                                 An advisory board exists at the level of Triple C Holding GmbH (the “Advisory Board”), which currently has three members. As of the date of this Agreement (“Signing Date”), the members of the Advisory Board are [redacted][Description: names of members of the Advisory Board redacted].

(b)                                 On the Scheduled Closing Date, the Sellers will deliver to the Purchaser a resignation letter for each member of the Advisory Board substantially in the form as attached in Exhibit 2.4-1 (an “Advisory Board Resignation Letter”), to become effective upon Closing.

(c)                                  On the Scheduled Closing Date, pursuant to Section 7.2(i), the Purchaser shall adopt a shareholders’ resolution of Triple C Holding GmbH in the form as attached in Exhibit 2.4-2, (a) granting discharge (Entlastung) to each member of the Advisory Board of Triple C Holding GmbH that has resigned, and (b) waiving any claims against such members, except for malicious deception (Arglist) and intentional misconduct (Vorsatz) (“Shareholders’ Resolution Triple C Holding GmbH”).

2.5                               Managers of the Company and certain Group Companies

(a)                                 As of the Signing Date, the Company’s managers are [redacted][Description: names of managers redacted] (“Company’s Manager”).

(b)                                 On the Scheduled Closing Date, the Sellers will deliver to the Purchaser (i) a resignation letter for each Company’s Manager substantially in the form as attached in Exhibit 2.5-1 (a “Manager Resignation Letter”), to become effective as of Closing and (ii) shareholders’ resolutions approving the Purchaser as new shareholders of the Company.

(c)                                  On the Scheduled Closing Date, pursuant to Sections 7.2(j) and 7.2(k), the Purchaser

(i)                                     shall adopt a shareholders’ resolution as shareholders of the Company, in the form as attached in Exhibit 2.5-2, (a) granting discharge (décharge) to the Company’s Manager and (b) waiving any claims against the Company’s Manager, except for fraud and willful misconduct (the “Shareholders’ Resolution Company”); and

(ii)                                  shall procure that a shareholders’ resolution of each of the Group Companies as set forth in Exhibit 2.1(d) will be adopted in the form as attached in Exhibit 2.5-3, (a) granting discharge (Entlastung) to the managing directors of the respective Group Company and (b) waiving any claims against such managing directors, except for fraud and willful misconduct (the “Shareholders’ Resolutions Group Companies”).

2.6                               Related Party Agreements

The Group Companies have entered into the agreements as set forth in Exhibit 2.6 with or for the benefit of a Seller or a Seller’s Affiliate.

3.                                      SALE AND TRANSFER OF THE SOLD SHARES AND THE SHAREHOLDER LOAN RECEIVABLE

3.1                               Sale and purchase of the Sold Shares

(a)                                 Each of the Sellers hereby sells to the Purchaser, and the Purchaser hereby purchases from the Sellers, upon the terms and conditions of this Agreement, such Seller’s Sold Shares as set out next to such Seller’s name on Exhibit 2.1(c).

(b)                                 The Sellers and the Purchaser agree that the Sold Shares will be, subject to the terms and conditions of this Agreement, transferred and assigned on the Closing Date by means of and in accordance with the terms and conditions of a separate share transfer instrument regarding the transfer of all Sold Shares, substantially in the form attached as Exhibit 3.1(b) (the “Share Transfer Instrument”).

3.2                               Sale and purchase of Shareholder Loan Receivable

(a)                                 Seller 1 hereby sells to the Purchaser, and the Purchaser hereby purchases from Seller 1, upon the terms and conditions of this Agreement, the claim for repayment of any amounts owed under the Shareholder Loan, including outstanding principal and the claim for payment of unpaid interest accrued on the Shareholder Loan until and including the Closing Date (collectively, the “Shareholder Loan Receivable”).

(b)                                 Seller 1 and the Purchaser agree that the Shareholder Loan Receivable is not assigned by virtue of this Agreement, but will be, subject to the terms and conditions of this Agreement, assigned with effect in rem on the Closing Date by means of and in accordance with the terms and conditions of a separate assignment agreement, substantially in the form attached hereto as Exhibit 3.2(b) (the “Shareholder Loan Receivable Transfer Agreement” ).

(c)                                  Seller 1 shall terminate on or prior to the Scheduled Closing Date but only with effect upon the transfer of the Shareholder Loan Receivable, all agreements relating to the Shareholder Loan and cancel and waive all claims and obligations thereunder, if any, except for the Shareholder Loan Receivable, which is sold and will be assigned to the Purchaser pursuant to Sections 3.2(a) and 3.2(b) above, with effect as of the Closing Date by means of and in accordance with the terms and conditions of a separate termination and waiver agreement, substantially in the form attached hereto as Exhibit 3.2(c) (the “Shareholder Loan Termination Agreement”).

3.3                               [redacted][Description: title of section redacted]

[redacted][Description: covenant redacted]

3.4                               The Company Consents

Copies of the consent (a) of the general meeting of the Company to the sale and transfer of the Sold Shares, approving the Purchaser as shareholder of the Company and (b) of the board resolutions of the Company inter alia (i) approving the sale and transfer of the Sold Shares and the entry into and performance of this Agreement and any ancillary documents hereto, (ii) approving the registration of the sale and transfer of the Sold Shares in the shareholders’ register of the Company, (iii) revoking signature powers of the current authorised signatories of the bank accounts of the Company (as applicable), in the case of (iii), effective as of the Closing, are attached hereto as Exhibit 3.4-1 and Exhibit 3.4-2.

3.5                               Economic Effect

The Sold Shares are sold to the Purchaser with economic effect (mit wirtschaftlicher Wirkung) as of 1 July 2019, 00:00 hrs. (CET) (the “Effective Date”), including the right to receive all profits for the Company’s current fiscal year as well as all profits for previous fiscal years of the Company, not yet resolved upon. Subject to Sections 8, 9 and 12, as of the Effective Date, all risks and burdens pertaining to the Sold Shares, the Company, the other Group Companies and the Business shall pass to the Purchaser within the meaning of Section 446 BGB.

4.                                      PURCHASE PRICE

4.1                               Purchase Price

The total purchase price for the Sold Shares and the Shareholder Loan Receivable (“Purchase Price”) shall be the aggregate of:

(a)                                 a fixed amount of EUR 750,557,378;

plus

(b)                                 an amount of EUR 135,481 per calendar day from and (including) the Effective Date until (and including) the Closing Date (the aggregate amount thereof the “Interest”);

minus

(c)                                  the Notified Leakage Amount.

The Purchase Price shall be allocated to the Sold Shares and the Shareholder Loan Receivable as follows:

(a)                                 an amount equal to the Shareholder Loan Receivable shall be allocated to the Shareholder Loan Receivable; and

(b)                                 an amount equal to the balance of the Purchase Price less the amount of the Shareholder Loan Receivable shall be allocated to the Sold Shares.

4.2                               No Adjustment of the Purchase Price

The Purchase Price is a fixed price and is not subject to any adjustments; provided, however, that (i) the Interest is not considered to be a Purchase Price adjustment, but forms part of the Purchase Price, and (ii) any payment by a Seller under this Agreement for damages or otherwise (particularly pursuant to Section 10) shall be deemed to be and treated as a subsequent reduction of the Purchase Price and in particular the portion thereof attributable to such Seller pursuant to Section 4.1; provided that if and to the extent payments are made to any Group Company, such payments shall be construed and deemed as contributions made by the Purchaser to the Company or (indirectly) to the applicable Subsidiary, as the case may be, and shall be treated as reduction of the Purchase Price among the Parties.

4.3                               VAT

The Parties assume that the sale and transfer of each Sold Share is exempt from VAT, and no Party shall waive with respect to any of transactions hereunder any exemption from VAT. To the extent that VAT becomes chargeable on any of such transaction, the Purchaser shall pay to the relevant Seller in cash an amount equal to such VAT in addition to the Purchase Price or other amount payable under this Agreement, as applicable, and the relevant Seller shall issue an invoice complying with applicable VAT law in all material respects.

4.4                               Notification of Leakage

On the fifth (5th) Business Day prior to the Scheduled Closing Date, the Sellers shall, after due inquiry with the directors of the Company, deliver to the Purchaser a written notice setting forth the Sellers’ good faith estimate of the aggregate amount of Leakage (which has not been remedied in accordance with the terms of this Agreement prior to delivery of such notice and other than Permitted Leakage) as of the date of the notification together with a list of the individual items, if any, constituting such Leakage (the aggregate amount notified herein, the “Notified Leakage Amount”).

5.                                      PAYMENTS AND DEFAULT

5.1                               Modes of Payment

Any payments by the Parties under or in connection with this Agreement shall be made in Euros and shall be made by irrevocable wire transfer of immediately available funds, free and clear of any costs, fees, taxes and other charges (other than costs, fees, taxes or other charges of the recipient’s bank). Any such payment shall be deemed to be made only upon the irrevocable and unconditional crediting of the amount payable (without deduction of any costs, fees, taxes or other charges other than those of the recipient’s bank) to the relevant bank account of the respective recipients.

5.2                               Sellers’ Bank Account

Any payments due and payable to the Sellers under this Agreement shall be made into the account set forth in Exhibit 5.2 and/or such other bank account(s) as Seller 1 may notify to the Purchaser by a written notice (including e-mail) no later than three (3) Business Days prior to the Scheduled Closing Date (the “Sellers’ Bank Account”).

5.3                               Payment of the Purchase Price on the Scheduled Closing Date

The Purchase Price shall become due and payable by the Purchaser to the Sellers on the Scheduled Closing Date in accordance with Section 7.2(b).

5.4                               Default Interest

Any failure by the Purchaser to make any payment hereunder on the date when it is due in accordance with this Agreement shall result in the Purchaser’s immediate default, without any reminder being required. Without prejudice to any other contractual or statutory rights of the Sellers, in order to compensate the Sellers for the damages incurred in case of default, the amount due shall bear default interest from and including the date it becomes due until and excluding the date of actual receipt by the Sellers at an interest rate of ten (10) % per annum. Such default interest shall be paid in addition to the Interest in accordance with Sections 4.1(b).

5.5                               No Set Off; No Right of Retention

Except as expressly provided otherwise herein, no Party shall be entitled to (i) set off (aufrechnen) any rights or claims such Party may have against another Party under or in connection with this Agreement or (ii) except with respect to the performance of the Closing Actions in prompt sucession (Zug-um-Zug) pursuant to Section 7.2, refuse to perform any obligation such Party may have under or in connection with this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht), unless the rights or claims to be set off or the right of retention (Zurückbehaltungsrecht) have been expressly and specifically acknowledged (ausdrücklich anerkannt) in writing by the relevant Party or have been established by a final decision (rechtskräftig festgestellt) of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

6.                                      CLOSING CONDITIONS AND EFFORTS

6.1                               Closing Conditions

The respective obligations of each of the Seller and the Purchaser to take the Closing Actions and to effect the Closing (as defined in Section 7.1) are subject to the satisfaction of the following conditions precedent (aufschiebende Bedingungen) (the “Closing Conditions”) that the applicable merger control clearance for the Transaction under the merger control Law of Ireland (the “Clearance”) shall have been obtained or shall be deemed to have been obtained (i.e., due to expiration or termination of all applicable waiting periods or due to jurisdiction having been declined by the relevant Governmental Authority) or it turns out that the closing of the Transaction is otherwise permissible pursuant to such merger control Laws.

6.2                               Responsibility for Obtaining the Clearance

(a)                                 Filing Obligation

The Purchaser shall ensure that any filings necessary to obtain the Clearance are prepared and made as soon as reasonably practicable after the Signing Date and in any event no later than ten (10) Business Days after the Signing Date, unless applicable Law requires an earlier filing, in which case the relevant filings shall be made on such earlier date; provided, in either event, that the Sellers cooperate with the Purchaser pursuant to Section 6.2(b) below. Any filings and submissions made by the Purchaser to obtain Clearance shall, subject to the provisions of Section 6.2(b) below, be submitted in advance to the Sellers’ Representative for review and consultation. To the extent filings, in order to obtain Clearance, are under applicable laws to be made jointly by the Sellers and the Purchaser, such filings shall, unless otherwise requested by Sellers’ Representative and to the extent permitted by law, be made by the Purchaser also on behalf of the Sellers, and the Purchaser may withdraw any filings or agree with any Governmental Authority on an extension of any applicable examination periods only with the prior written consent of Seller 1, which consent shall not be unreasonably withheld, conditioned or delayed. “Governmental Authority” means any domestic or foreign federal, national, supranational, state, provincial, local or other (a) government, governmental or quasi-governmental authority, entity, ministry, department, commission, board, agency or instrumentality; (b) court, tribunal, or judicial or arbitral body; and (c) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature.

(b)                                 Cooperation

Subject to appropriate measures being taken to safeguard (including from the Purchaser) the confidentiality of commercially sensitive information and business secrets (which may be provided on a counsel-to-counsel basis only), the Sellers undertake to cooperate with the Purchaser for purposes of the filings for the Clearance by providing (to the extent available when applying reasonable efforts) without undue delay (ohne schuldhaftes Zögern) the information concerning the Group and such additional information as may be requested by the competent Governmental Authorities from time to time. Where, in the relevant Party’s reasonable discretion, such copy contains competitively sensitive information about that Party or any of its Affiliates that should not be disclosed to the other Party pursuant to applicable antitrust Laws, (i) the copy, including the respective information, shall be provided to outside legal counsel of the other Party on a “lawyers eyes only” basis, and (ii) the copy, excluding the respective information, shall be provided to the other Party. Each Party shall be permitted to redact any materials (A) to remove references concerning the valuation of the Group, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privileged or confidentiality concerns.

(c)                                  Sellers’ Participation Rights

The Purchaser shall give the Sellers’ Representative reasonable advance notice of any notification, submission or other communication which it proposes to make or submit to any Governmental Authority in connection with obtaining the Clearance and provide the Sellers’ Representative with copies of such draft notification, submission or correspondence and any supporting documentation or information reasonably requested by the Sellers’ Representative. The Purchaser undertakes to take any comments of the Sellers’ Representative in relation to any such notification, submission or communication into due consideration. The Purchaser shall keep the Sellers’ Representative fully and regularly (i.e., at least once every week after the Signing Date) in writing informed of the progress of any notification made in order to obtain the Clearance (including the exchange with the respective Governmental Authorities in connection with obtaining the Clearance) and the status of the satisfaction of the Closing Conditions, and provide the Sellers’ Representative with (i) a copy of any respective written communication received from any Governmental Authority and (ii) written summaries of any respective oral communication with any Governmental Authority. The Sellers’ Representative and its advisors shall be entitled to attend all meetings and telephone communication related to the Clearance with any Governmental Authority (unless prohibited by such Governmental Authority). The Purchaser shall inform the Sellers’ Representative and their advisors in due course ahead of any meeting or telephone communication in order to facilitate the participation by the Sellers’ Representative or their respective advisors. For the avoidance of doubt, the Sellers shall not directly or indirectly engage or communicate with any Governmental Authority in relation to the Clearance and the ability of the Purchaser to consummate the transactions as contemplated under this Agreement without the Purchaser’s prior written consent (including e-mail).

(d)                                 Responsibility

In order to enable the Parties to consummate the transactions as contemplated under this Agreement before the Long Stop Date and in reliance on the Sellers’ Guarantee set forth in Section 13 of Exhibit 8.9, the Purchaser shall take and shall cause its Affiliates to take any and all steps necessary to obtain the Clearance prior to the Long Stop Date and to avoid or eliminate each and every impediment under any antitrust, competition, trade, foreign investment or other relevant laws that may be asserted by any Governmental Authority. In particular, the Purchaser shall offer, and shall procure (steht dafür ein) that its Affiliates will offer, to the Governmental Authorities the acceptance and satisfaction of any obligations or conditions imposed or commitments, agreements or other actions requested by any Governmental Authority and the compliance therewith, following good faith discussions with the respective Governmental Authority for a reasonable period taking into account the Long Stop Date, whether in the form of hold-separate arrangements, the sale, divestiture or disposition of such of its (or its Affiliates’) assets, properties or businesses or of the assets, properties or businesses of the Group, and the performance of such other actions and the entrance into such other arrangements, as are necessary or desirable to avoid that the consummation of the transactions contemplated under this Agreement are materially delayed or prohibited.

“Affiliate” in the Agreement means any affiliated company (verbundenes Unternehmen), irrespective whether German or foreign, within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz), and shall have an equivalent meaning if the entity is subject to a foreign jurisdiction as well as any corporation, company or other entity or partnership which Controls, or is Controlled, or is under common Control, directly or through one or more intermediaries, as long as such Control exists.

“Control” and “Controlling” means the power to influence (beherrschen), direct or cause the direction of the management and policies of a person, whether (i) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other corporate body, or (ii) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other corporate body.

(e)                                  No Interference

The Purchaser shall not, and shall cause (steht dafür ein) its controlled Affiliates not to, enter into any transaction or into any agreement to effect any transaction (including any merger or acquisition), that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to obtain any of the Clearance, or otherwise prevent, materially delay or interfere with the consummation of the transactions contemplated under this Agreement beyond the Long Stop Date.

(f)                                   Notification; Non-Satisfaction of the Clearance

The Purchaser shall inform the Sellers without undue delay (ohne schuldhaftes Zögern) in writing and attaching the relevant documentation if and when (i) the Clearance has been obtained, (ii) it becomes reasonably likely that the Clearance requires the delivery of additional information or documentation, (iii) it becomes reasonably likely that the Clearance will not be obtained or obligations or conditions will or are likely to be imposed by a Governmental Authority or (iv) any Clearance has been permanently denied. If the Closing is prohibited by any Governmental Authority, upon request of Seller 1, the Purchaser shall, at the Purchaser’s cost and indemnifying the Sellers against any reasonable costs and expenses incurred by the Sellers in connection therewith, contest such decision (including by way of litigation) and use all other reasonable efforts to ensure that the Closing may be consummated as contemplated by this Agreement and as timely as reasonably practicable.

(g)                                  Waiver

To the extent permissible under applicable Law, each Closing Condition set forth in Section 6.1 may be waived by written agreement between the Sellers’ Representative and the Purchaser, in each case, in full or in part, at any time, including, for the avoidance of doubt, following the definitive non-satisfaction of the respective Closing Condition. The effect of a waiver of a Closing Condition (in whole or in part) shall be limited to eliminating the need that the respective part of the Closing Condition be satisfied and, unless otherwise agreed, shall not limit or prejudice any claims that the Seller may have against the Purchaser with respect to any circumstances relating to such Closing Condition.

(h)                                 No Adjustment of the Purchase Price

For the avoidance of doubt, the Purchaser may not request any adjustment of the Purchase Price or any portion thereof or any other amendment to this Agreement as a result of (i) any divestiture or (ii) other action required or taken by the Purchaser or any of its Affiliates pursuant to this Section 6.2 or (iii) any decision by a Governmental Authority prohibiting any transaction contemplated hereby in whole or in part.

7.                                      CLOSING DATE; CLOSING; CLOSING ACTIONS

7.1                               Place and Time of Closing

The consummation of the Transaction (the “Closing”) shall occur at 10:00 hrs. (CET) on the seventh (7th) Business Day after the day on which the Closing Conditions are satisfied or waived (to the extent permitted by applicable Law), but not earlier than the fifth (5th) Business Day after the pay-off and release documentation has been delivered to the Purchaser pursuant to the first sentence of Section 9.4, at the offices of Latham & Watkins LLP in Maximilianstraße 13, 80539 Munich, Germany, or at any other time, date or place mutually agreed upon in writing by the Sellers and the Purchaser (the “Scheduled Closing Date”). The date on which the Closing actually occurs and on which the last of the Closing Actions has taken place or has been duly waived shall be referred to as the “Closing Date”. “Business Day” means any day, other than Saturdays and Sundays, on which banks are open for general business in Frankfurt am Main (Germany), Munich (Germany), Paris (France), Vienna (Austria), Luxembourg (Grand Duchy of Luxembourg), Zurich (Switzerland) and New York (New York, USA).

7.2                               Closing Actions

On the Scheduled Closing Date, the Sellers and the Purchaser (as the case may be) shall, in prompt succession (Zug-um-Zug), take, or cause to be taken, the following actions as set forth in 7.2(a) to 7.2(k) in the sequence as set out below (the “Closing Actions”):

(a)           The Sellers shall deliver to the Purchaser the Bring-Down Certificate;

(b)           The Purchaser shall pay an amount equal to the Purchase Price to the Sellers’ Bank Account;

(c)           The Purchaser shall pay the Closing Bank Repayment Amount on behalf of the relevant Group Companies into the Finance Parties’ Bank Account;

(d)           The Sellers and the Purchaser shall enter into the Share Transfer Instrument;

(e)           Seller 1 shall deliver the Shareholder Loan Termination Agreement to the Purchaser;

(f)            Seller 1 and the Purchaser shall enter into the Shareholder Loan Receivable Transfer Agreement;

(g)           The Sellers shall deliver to the Purchaser duly executed Advisory Board Resignation Letters for each of Dr. Wolfgang Baur, Dirk Wittneben and Thomas Müller;

(h)           The Sellers shall deliver to the Purchaser duly executed Manager Resignation Letters for each of the Company’s Manager;

(i)            The Purchaser shall procure that the Shareholder’s Resolution Triple C Holding GmbH is passed;

(j)            The Purchaser shall pass the Shareholders’ Resolution Company; and

(k)           The Purchaser shall procure that the Shareholder’s Resolution Group Companies are passed.

7.3                               Closing Confirmation

Following the performance (or valid waiver in accordance with Section 7.4) of the Closing Actions, the Sellers and the Purchaser shall then execute a closing confirmation substantially in the form as attached in Exhibit 7.3 (the “Closing Confirmation”) confirming the due fulfillment and/or waiver, as the case may be, of the Closing Conditions and the due performance and/or waiver, as the case may be, of the Closing Actions. The legal effect of the Closing Confirmation shall be to serve as prima facie evidence that the Closing Conditions have been fulfilled and/or duly waived and that the Closing Actions have been performed and/or duly waived. However, the execution of the Closing Confirmation shall not limit or prejudice any rights of the Parties arising under or in connection with this Agreement or under applicable Law.

7.4                               Waiver of Closing Actions

The Sellers and the Purchaser may waive the performance of any of the Closing Actions (or parts thereof) by way of written agreement, provided that (i) the Closing Action pursuant to Sections 7.2(b), 7.2(c), 7.2(i), 7.2(j) and 7.2(k) may be unilaterally waived in writing by the Sellers (jointly) and (ii) the Closing Actions pursuant to Sections 7.2(a), 7.2(e), 7.2(g) and 7.2(h) may be unilaterally waived in writing by the Purchaser. Any such waiver shall not prejudice any rights or remedies which may be available to the waiving Party under or in connection with this Agreement and may include a requirement that the relevant Closing Action (or parts thereof) shall be fulfilled as soon as possible, and the waiving Party shall be entitled to request such due performance after the Closing Date.

7.5                               Post-Closing Covenants

(a)           The Purchaser shall procure that the Company (i) shall register the transfer of the Sold Shares to the Purchaser in the shareholders’ register of the Company and (ii) shall sign the shareholders’ register of the Company to that effect;

(b)           Each of the Sellers and the Purchaser hereby instruct and empower the managers of the Company, each acting individually, to register in their name and on their behalf, subject to the occurrence of Closing, the transfer of the Sold Shares in the shareholders’ register of the Company and to take any action useful or necessary in connection therewith and file the transfer of the Sold Shares with the Luxembourg Trade and Companies Register and publish it in the Luxembourg Electronic Gazette (Recueil Electronique des Sociétés et Associations).

7.6                               Termination

(a)                                 Termination Rights

This Agreement may be terminated at any time prior to the consummation of the Closing:

(i)            by the Sellers (acting through the Sellers’ Representative) if the actual payment of any payments to be made pursuant to Section 7.2 on the Scheduled Closing Date is not made within five (5) Business Days after they have become due and payable in accordance with the terms of this Agreement;

(ii)           by either the Purchaser or the Sellers (acting through the Sellers’ Representative) if the Closing shall not have occurred by June 30, 2020 (the “Long Stop Date”); provided that the right to terminate this Agreement under this Section 7.6(a)(ii) shall not be available to the Purchaser or the Sellers if the failure by any such Party (or any one or more of the Sellers in the event the Sellers wish to terminate this Agreement pursuant to this Section 7.6(a)(ii)) to perform any of its obligations hereunder at or prior to such date has been the cause of, or shall have resulted in, the failure of the Closing to occur; or

(iii)          by the mutual written consent of the Sellers (acting through the Sellers’ Representative) and the Purchaser.

(b)                                 Consequences of Termination

In the event of a termination of this Agreement in accordance with and except as otherwise provided in this Section 7.6 the Parties shall have no claims and liability against each other under this Agreement except that

(i)            each Party shall remain liable to the other Parties for any Losses arising out of a material breach of its obligations (wesentliche Vertragsverletzung) under this Agreement prior to such termination; and

(ii)           Sections 7.6(b) (Consequences of Termination), 16 (Sellers’ Remedies), 17 (Confidentiality), 18 (Parent Guarantee), 19 (Miscellaneous), 20 (Governing Law and Place of Jurisdiction) and 21 (Severability) of this Agreement shall also survive and remain in full force and effect after a termination of this Agreement.

8.                                      SELLERS’ GUARANTEES

8.1                               General

The Parties have intensively discussed and negotiated if and to what extent the Sellers shall be liable for defects relating to the Sold Shares, the Group and the Business and have decided to depart from the statutory warranties regarding a sale (gesetzliche Kaufgewährleistung). Instead, they have agreed to replace the statutory system and provide for an independent catalogue of specific rights of the Purchaser individually agreed among the Parties as set forth in Sections 8, 9, 10, 11, 12 and Exhibit 12. Subject to the limitations of liabilities and the explicit restrictions and exclusions of certain legal rights agreed in this Agreement, the Sellers represent and warrant to the Purchaser by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB that the statements set out in Sections (c) to 8.8 and in Section 8.9 in connection with Exhibit 8.9 (each a “Sellers’ Guarantee” and together the “Sellers’ Guarantees” and the Sellers’ Guarantees pursuant to Sections 8.1(c) through 8.8, the “Fundamental Guarantees”) are true and correct as of the date hereof (except if a particular Sellers’ Guarantee is expressly stated to relate to a particular date, in which case such Sellers’ Guarantee shall to be true and correct as of such date), whereby it is understood and agreed by the Parties that

(a)                                 the Sellers’ Guarantees shall be the sole and exclusive guarantees (i.e. there shall be no other guarantees, confirmations or assurances) by the Sellers under or in connection with this Agreement; and

(b)                                 the Sellers’ Guarantees are given on the grounds (Geschäftsgrundlage) that (i) the Sellers may not have firsthand knowledge with respect to the subject matter of the Sellers’ Guarantees set forth on Exhibit 8.9 and the Sellers and their counsel had to rely on documentation and information made available by management and employees of the Group Companies as well as reasonable assurances given by management and employees of the Group Companies in the Sellers’ review of such Sellers’ Guarantees and the related disclosures and (ii) the lack of such firsthand knowledge, the lack of ability to independently verify such Sellers’ Guarantee or the need to rely on reasonable assurances made by management and employees of the Group Companies shall as such in no event be regarded as acting in a malicious manner (keine Arglist aufgrund Angaben “ins Blaue hinein” wegen unterbliebener Untersuchungen oder Überprüfungen der Verkäufer), and the Purchaser waives any rights and/or claims against the Sellers based on such legal grounds to the largest extent legally permissible.

(c)                                  Furthermore, the Purchaser shall indemnify and hold harmless each Seller against and from any rights and claims raised by (i) the Purchaser, (ii) a Purchaser’s Related Person, (iii) the Insurer or (iv) any other third party to which (aa) the Purchaser has assigned rights or claims against the Sellers under this Agreement (bb) rights or claims against the Sellers under this Agreement are assigned by operation of law against such Seller (including all reasonable out-of-pocket costs and expenses relating thereto, including reasonable legal fees, expenses and disbursements and Taxes arising out of or in connection therewith) in connection with any Sellers’ Guarantee set forth on Exhibit 8.9 or a Tax Warranty and/or any of the related disclosures made in the Exhibits or Schedules to this Agreement (including the Disclosure Schedule) (collectively the “Dislosures”) based on the theory that any such Seller has acted intentionally (vorsätzlich) or maliciously (arglistig) by making so-called “statements into the blue” (Angaben ins Blaue hinein) because

(i)            the Sellers (A) may not have firsthand knowledge with respect to the subject matter of the Sellers’ Guarantees and/or the Tax Warranties and/or any related facts and circumstances and/or the Disclosures, and/or (B) not the ability to independently verify such Sellers’ Guarantees and /or Tax Warranties and/or the Disclosures;

(ii)           the Sellers and their counsel had to rely on documentation and information made available by management and employees of the Group Companies or assurances given by management and employees of the Group Companies in the Sellers’ and their counsel’s review of such Sellers’ Guarantees and/or Tax Warranties and/or the Disclosures; or

(iii)          of the information gathering and assessment process conducted by (A) the Sellers, or its Affiliates or any of their respective (managing) directors, employees, agents, advisors or other representatives and (B) the management and employees of the Group Companies for purposes of verifying the correctness and accuracy of the Sellers’ Guarantees and/or Tax Warranties and/or the Disclosures.

8.2                               Power and Authority

Each Seller as an individual debtor (Einzelschuldner) hereby represents and warrants only with respect to such Seller only by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB, as of the date hereof and as of the Closing Date:

(a)                                 (i) If such Seller is a legal entity, that such Seller has the full corporate and legal authority and, if such Seller is an individual, that such Seller has the full legal capacity, to enter into this Agreement and to carry out the Transaction and that this Agreement has been duly executed by or on behalf of such Seller and (assuming due execution by the other Sellers and the Purchaser) constitutes such Seller’s binding obligation, enforceable against such Seller in accordance with its terms; and (ii) save for any potential obligation, condition or commitment or other agreement required by the competent Governmental Authorities as a result of any filing in accordance with Section 6.2, to such Seller’s individual knowledge there is no action, suit, investigation or proceeding pending or to such Seller’s individual knowledge threatened against such Seller before any Governmental Authority which challenges or seeks to prevent the Transaction.

(b)                                 No insolvency or similar proceedings have been, or to such Sellers’ individual knowledge have been threatened to be, opened over the assets of such Seller. Such Seller is neither illiquid (zahlungsunfähig) nor over-indebted (überschuldet) within the meaning of sections 16 et seq. German Insolvency Code (InsO) or any other comparable applicable insolvency Laws of other applicable jurisdictions.

8.3                               Title to Sold Shares

Each Seller as an individual debtor (Einzelschuldner) hereby represents and warrants only with respect to the Sold Shares owned by such Seller only by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB, as of the date hereof and as of the Closing Date:

Such Seller is the owner of the Sold Shares set forth next to such Seller’s name on Exhibit 2.1(c) and such Sold Shares are free from any third party rights and clear of any encumbrances (Belastungen), have been validly issued and the contributions thereon (Einlagen) have been fully paid up and have not been repaid and there is no additional contribution obligation (Nachschusspflicht) with respect to such Sold Shares.

8.4                               The Company

The Sellers hereby represent and warrant by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB that, as of the date hereof and as of the Closing Date:

(a)                                 The Company has been duly established and is validly existing under the laws of the Grand Duchy of Luxembourg.

(b)                                 The Sold Shares set forth on Exhibit 2.1(c) constitute the only Equity Interests in the Company.

8.5                               Subsidiaries

The Sellers hereby represent and warrant by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB that, as of the date hereof and as of the Closing Date:

(a)                                 Exhibit 2.1(d) sets forth (i) each Subsidiary, (ii) the number and type of issued and outstanding Equity Interests in each Subsidiary (the “Subsidiary Equity Interests”) and the respective owners thereof, and (iii) each Subsidiary’s jurisdiction of formation.

(b)                                 The Subsidiaries have been duly established and are validly existing under the Laws of their respective jurisdiction or formation.

(c)                                  Except for any Financing Collateral, the Subsidiary Equity Interests are free from any third party rights and clear of any encumbrances (Belastungen), are validly issued and the contributions thereon (Einlagen) are fully paid up and have not been repaid and there is no additional contribution obligation (Nachschusspflicht).

(d)                                 There are no agreements with or commitments towards third parties outside the Group, providing for the issuance of additional shares in any of the Subsidiaries.

8.6                               Ownership of the Shareholder Loan Receivable

Seller 1 hereby represents and warrants by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB only with respect to itself, as of the date hereof and as of the Closing Date:

(a)                                 Seller 1 is the sole and unrestricted owner of the Shareholder Loan Receivable.

(b)                                 The Shareholder Loan Receivable is free and clear of any third party rights.

8.7                               Related Party Agreements

The Sellers hereby represent and warrant by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB, as of the date hereof and as of the Closing Date:

Exhibit 2.6 sets forth a true and complete list of all Related Party Agreements.

8.8                               No Pre-Signing Leakage

Each Seller as individual debtor (Einzelschuldner) hereby represents and warrants by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB:

(a)                                 In the period between the Effective Date and the Signing Date, the Group Companies have not effected or permitted any Leakage (other than Permitted Leakage) that has not been or is not remedied by one or more Sellers or Seller’s Affiliates towards the Group prior to or on the Closing Date.

(b)                                 “Leakage” means any of the following

(i)            any payment or declaration of dividends or similar distributions (whether or not based on formal shareholders’ resolutions) by any Group Company to any Seller or Seller’s Affiliate (whether in cash or in kind);

(ii)                                  any fees or commissions to any advisor, broker or finder, or any transaction or exit bonuses to any (managing) director or employee of the Group Companies in connection with the Transaction or the execution of this Agreement paid or reimbursed by a Group Company (provided that any costs, expenses or fees incurred by any of the Group Companies for the members of Advisory Board, legal or other professional advice predominantly rendered for the benefit of a Group Company or for the benefit of members of their corporate bodies shall not constitute Leakage);

(iii)                               any repurchase, redemption or other acquisition by any of the Group Companies of its Equity Interests from any Seller or Seller’s Affiliate, any repayment of the Shareholder Loan or other loans or other forms of financing granted by a Seller or Seller’s Affiliate (whether of principal or interest accrued thereon) and any other return of capital from a Group Company to any Seller or Seller’s Affiliate;

(iv)                              any assumption or fulfillment by any Group Company of, or granting by any Group Company of any guarantees or other security for, liabilities of any Seller or Seller’s Affiliate;

(v)                                 any waiver by any of the Group Companies of a claim against any Seller, Seller’s Affiliate or any of the directors, managers or employees of a Seller or Seller’s Affiliate (other than as a result of the granting of discharge in accordance with the terms of this Agreement) (other than under the Waiver);

(vi)                              any management fees, services fees or other charges or fees or bonuses paid or incurred by any Group Company to, or on behalf of, or for the benefit of, a Seller or Seller’s Affiliate;

(vii)                           any payments or transfers of monetary benefits by any Group Company of any other kind to any Seller or Seller’s Affiliate or the assumption of any Liability by any Group Company vis-à-vis any Seller or Seller’s Affiliate;

(viii)                        any commitment, undertaking or obligation to take or make any of the measures or actions set forth in clauses (i) through (vii); and

(ix)                              any Taxes payable resulting from effecting or permitting any of the items set forth in clauses (i) through (viii) above.

(c)                                  “Permitted Leakage” means

(i)                                     any amounts of Leakage (aa) included in the equity bridge attached hereto only for informational purposes as Exhibit 8.8(c)(i) (the “Equity Bridge”) or (bb) specifically reflected in the CCC Financial Statements;

(ii)                                  any amounts of Leakage in relation to which the relevant Group Company has, prior to the Closing Date, been compensated in cash, but only to the extent of such compensation;

(iii)                               any internal administration or overhead costs of any of the Group Companies incurred in connection with the preparation of the Transaction, including the Due Diligence (excluding, for the avoidance of doubt, any third party advisory or counsel costs or expenses);

(iv)                              any Leakage which is expressly provided for in this Agreement;

(v)                                 any distribution, payments, cost, action, matter or transaction approved by the Purchaser in writing (including fax or e-mail);

(vi)                              any distribution, payments, cost, action, matter or transaction made in fulfilment of management service or employment agreements entered into by the Group Companies and/or made towards directors, managers or managing directors of the Group Companies and/or the members of the Advisory Board or any other corporate body under the relevant existing (advisory/service/employment) agreements to the extent such agreements were disclosed to the Purchaser prior to the date of this Agreement; or

(vii)                           any distribution, payments, cost, action, matter or transaction as disclosed in Exhibit 8.8(c)(vii);

it being understood that for the avoidance of doubt, the Purchaser shall not be entitled to assert any Purchaser Claim with respect to any Permitted Leakage pursuant to the forgoing paras. (i) through (vii) based on the argument that such Permitted Leakage is not at arm’s length terms.

8.9                               Operational Guarantees

The Sellers hereby represent and warrant by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB that, to the Sellers’ Knowledge, the statements set forth in Exhibit 8.9 are, except as set forth in Schedule 1 (the “Disclosure Schedule”), true and correct.

8.10                        Sellers’ Knowledge

(a)                                 For the purpose of and in connection with this Agreement, “Sellers’ Knowledge” means exclusively the individual actual knowledge (positive Kenntnis) of any of the persons listed on Exhibit 8.10(a) (each a “Knowledge Bearer”) as of the Signing Date respectively as of the Closing Date after the inquiry pursuant to Section 8.10(b). Sellers’ Knowledge shall be determined

(i)                                     for each Knowledge Bearer separately, i.e. there shall be no attribution of knowledge between the Knowledge Bearers; and

(ii)                                  without the attribution of any actual or deemed knowledge of any other person.

Any liability of any Seller with regard to constructive knowledge or with regard to information available in any files, documents or correspondence of the Group or any Seller, but not actually known by the respective Knowledge Bearer (aktenmäßig verfügbar, aber nicht positiv bekannt), shall be excluded and waived and therefore do not form part of Sellers’ Knowledge.

(b)                                 Prior to the Signing Date and prior to the Scheduled Closing Date for purposes of the preparation and issuance of the Bring-down Certificate, the Knowledge Bearers discussed (in case of the Bring-down Certificate, will discuss) the Sellers’ Guarantees with the persons listed in Exhibit 8.10(b) (each an “Inquired Individual”) and inquired them whether to the individual actual knowledge of the Inquired Individuals at the time of their inquiry by the Knowledge Bearers there are any facts that would render the Sellers’ Guarantees as being not true or incorrect as at the respective date of such inquiry. The information provided by the Inquired Individuals during such inquiry shall be attributable to the Knowledge Bearers as actual knowledge. It is the understanding of the Parties and accepted by the Purchaser, that the Inquired Individuals have not conducted any inquiry, interviews or special review with view to the Sellers’ Guarantees and/or the inquiry process conducted in accordance with this Agreement.

8.11                        No other Representations or Warranties

The Sellers do not make any representations, warranties or guarantees regarding the Sold Shares, the Group Companies and/or the Business other than the Sellers’ Guarantees as set forth and based on the terms of this Agreement. The Purchaser hereby expressly confirms and agrees to acquire the Sold Shares, the Group Companies and the Business based upon Purchaser’s own satisfactory and in-depth inspection, examination and evaluation/assessment with respect thereto, including the extensive due diligence investigation with assistance of the Purchaser’s Representatives (as defined below) (the “Due Diligence”), without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Sellers except for the Sellers’ Guarantees. Without limiting the generality of the foregoing, the Purchaser acknowledges that the Sellers give no representation, warranty or guarantee with respect to:

(a)                                 any projections, estimates or budgets delivered or made available to the Purchaser or its Affiliates or any of their respective (managing) directors, employees, agents, advisors or other representatives (“Purchaser’s Representatives”) of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Group Companies; or

(b)                                 any other information or documents made available to the Purchaser’s Representatives with respect to the past, current or future business or the Group, except as expressly set forth in the Sellers’ Guarantees.

9.                                      SELLERS’ COVENANTS

9.1                               Conduct of Business

During the period from the Signing Date until (and excluding) the Closing Date, except for the transactions disclosed in Section 3 of the Disclosure Schedule, the Sellers shall cause (stehen dafür ein) the Group Companies (a) to use commercially reasonable efforts to operate their businesses in all material respects in the ordinary course of business, consistent with past practice, and (b) not to take any of the actions set forth in Section 3 of Exhibit 8.9 without the Purchaser’s prior consent (e-mail sufficient), which shall not be unreasonably withheld, conditioned or delayed, and deemed to be granted if the Purchaser does not object to the proposed action within five (5) Business Days after having received a duly substantiated written (e-mail sufficient) request by the Sellers’ Representative or by Seller 5.

9.2                               Access to Information

From the Signing Date until the consummation of the Closing, upon reasonable notice to the Sellers’ Representative, the Sellers shall cause the Group Companies to (a) afford the Purchaser and its representatives reasonable access to the offices, properties and books and records of the Group and (b) furnish to the representatives of the Purchaser such additional financial and operating data and other information regarding the Group (or copies thereof) as the Purchaser may from time to time reasonably request; provided that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Group’s personnel and in such a manner as not to interfere with the normal operations of the Group. Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to cause the Group to disclose any information to the Purchaser if such disclosure would, in the Sellers’ reasonable discretion, (i) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated or (ii) contravene any applicable Laws (including in particular antitrust Laws) or binding agreement entered into prior to the date hereof; provided that if the Sellers do not provide or cause to be provided information in reliance on this sentence, then the Sellers shall implement arrangements (which could include, depending on the reasonableness thereof in the circumstances, redacting parts of documents, preparing “clean” summaries of information or limiting the availability of information to a “clean team” or to outside legal counsel, pursuant to pre-existing clean team arrangements, as appropriate) in order to make the relevant information available to the Purchaser or its representatives to the extent reasonably possible and permitted under applicable Laws.

9.3                               No Leakage

During the period from the Signing Date until the Closing, each of the Sellers shall procure that no Leakage, other than Permitted Leakage, occurs; provided, however, that any Notified Leakage Amount shall not constitute a Breach of this Section 9.3. Such undertaking is given by each Seller as an individual debtor (Einzelschuldner).

9.4                               Pay-Off and Release Documentation

At least four (4) Business Days prior to the Closing, the Sellers shall deliver pay-off and release documents, reasonably satisfactory to the Purchaser, duly executed by the respective lenders and/or security agents, for the repayment of outstanding amounts outstanding (including accrued and unpaid interest as well as break costs, fees, prepayment and all other charges and costs relating to the Finance Documents) at the Closing to the lenders under the Finance Documents (the “Finance Parties”) or the relevant facilities agents on their behalf at the Closing and the release of the Financing Collateral, subject only to the repayment of such aggregate amount as set forth in such payoff and release documentation (such amount, the “Closing Bank Repayment Amount”) to one or more bank accounts as designated by the Financing Parties (or the relevant agents or security agents on behalf of the Finance Parties) in the pay-off and release documents (together, the “Finance Parties’ Bank Account”) by the Purchaser on behalf of the relevant Group Companies at the Closing Date. The Sellers shall endeavor to provide the Purchaser with a draft of such pay-off and release documents at least six (6) Business Days prior to the Scheduled Closing Date; provided that an initial draft (without numbers) shall be prepared and made available by the Sellers’ legal counsel to the Purchaser’s legal counsel for review and comment as soon as practicably possible after the execution of this Agreement and prior to submission of such draft to the Finance Parties’ legal counsel.

9.5                               Termination of Related Party Agreements

Except as otherwise set forth on Exhibit 9.5, prior to the Closing, the Sellers shall cause (stehen dafür ein) all Related Party Agreements (and all other transactions between a Seller or any Seller’s Affiliate, on the one hand, and any Group Company, on the other hand) to be terminated and settled and all Liabilities of the Group Companies thereunder to be fully discharged as of no later than immediately prior to the Closing.

9.6                               Lapse of Certain Covenants

Each of the Sellers’ obligations under Sections 9.1 through 9.4 (collectively the “Sellers’ Covenants”) shall lapse (erlöschen) as of Closing; provided, however, that such lapsing of such Sellers’ Covenants shall not affect any Liability of the Sellers for any Breach of such Sellers’ Covenants prior to the Closing.

10.                               REMEDIES AND LIABILITY

10.1                        Self-Contained Regime

The Parties hereby expressly exclude the application of sections 434 through 453 BGB as well as any and all statutory warranty claims thereunder and hereby agree that the Sellers’ Guarantees in particular do not qualify as guarantees (Beschaffenheitsgarantien) within the meaning of sections 443 and 444 BGB, and that the consequences of any Breach of the Sellers’ Guarantees, the Sellers’ Covenants and of any other obligations, covenants, agreements, undertaking by or claim against the Sellers or a Seller under or in connection with this Agreement shall exclusively be governed by the terms and conditions of this Agreement. Furthermore, the Parties confirm that the limitations to the Sellers’ Guarantees and Sellers’ Covenants as specified in this Section 10 or otherwise in this Agreement shall form an integral part of the Sellers’ Guarantees and the Sellers’ Covenants, and that the Sellers’ Guarantees and the Sellers’ Covenants are only given subject to such provisions and limitations.

10.2                        Administration of Purchaser Claims and Indemnification

(a)                                 The Purchaser shall have the responsibility (Obliegenheit) to notify the Sellers’ Representative as to any potential Breach of any of the Sellers’ Guarantees or of any Sellers’ Covenants or any other obligation, covenant, agreement, undertaking by or claim resulting therefrom against the Sellers or a Seller under or in connection with this Agreement (the “Purchaser Claim”) without undue delay but in any event within a period of three (3) weeks from the Purchaser’s Representative’s (including after the Closing Date, the Group Companies) actual knowledge of the relevant facts or circumstances relating to a Purchaser Claim in order to preserve any rights and claims under this Agreement. Such notice (the “Claim Notice”) shall state the nature of the Purchaser Claim in reasonable detail, including the amount involved to the extent such amount can already be determined at the time when such notice is given.

(b)                                 In case of any Purchaser Claim, each of the responsible Seller(s) may attempt to remedy the notified potential Breach (alleged to give rise to the Purchaser Claim). If such Seller(s) fail(s) to remedy the potential Breach within a period not to exceed one (1) calendar month after such Seller(s) have/has received a proper Claim Notice or the potential Breach cannot be remedied or such Seller(s) has/have notified the Purchaser in writing that such Seller(s) refuse to remedy the Breach, then, subject to the limitations set forth in this Section 10 and Section 11, the Purchaser shall be entitled to compensation in cash from the responsible Seller(s) (i) with respect to a Breach of a Sellers’ Guarantee or Sellers’ Covenant or any other obligation, covenant, agreement, undertaking or claim under or in connection with this Agreement for any Losses actually suffered or incurred by the Purchaser or any Group Company arising out of such Breach and (ii) on an Euro-for-Euro basis for any Leakage from and after the Effective Date occurred in Breach of (aa) the Sellers’ Guarantee set forth in Section 8.8 (No Pre-Signing Leakage) or (bb) the Sellers’ Covenant set forth in Section 9.3 (No Leakage) (in each case other than Permitted Leakage and any amount of Leakage included in the Notified Leakage Amount (but only to the extent so included)).

10.3                        Calculation of Damages for Breaches

(a)                                 “Losses” shall be determined using the legal principles of calculation of damages (Schaden) pursuant to sections 249 et seq. BGB.

(b)                                 For determining the Sellers’ liability in connection with a Purchaser Claim arising out of a Breach of a Fundamental Guarantee or a Sellers’ Covenant or any other obligation, covenant, agreement, undertaking by or claim resulting therefrom against the Sellers or a Seller under, or in connection with, this Agreement, Losses shall be determined without taking into account or applying any multipliers and/or ratios and Losses shall exclude (i) any potential or actual reduction in value (Wertminderung) of the Group Companies beyond the actual direct damage incurred at the level of the relevant Group Company, (ii) any consequential damages (Folgeschäden) or indirect damages (mittelbare Schäden), unless reasonably foreseeable (vorhersehbar), (iii) any lost profits (entgangener Gewinn) (except for reasonably foreseeable lost profits (vorhersehbarer entgangener Gewinn) at the level of a Group Company), (iv) any frustrated expenses (frustrierte Aufwendungen), (v) any internal costs and expenses or overhead costs incurred by the Group Company or the Purchaser and (vi) any damages based on any allegation or reasoning to the effect that any allegation or reasoning to the effect that the Purchase Price or any portion (or component) thereof or any underlying value or financial figure (A) was incorrect or (B) has/have been calculated or determined based on incorrect assumptions or (C) would otherwise have been different. The legal principles, as to (I) mitigation of damages (Schadensminderung) as well as (II) the off-setting or reduction of losses by advantages or benefits due to the damaging event (Vorteilsausgleichung und Abzug “neu für alt”), in each case pursuant to sections 249 et seq. BGB shall apply to all Purchaser Claims.

(c)                                  Without prejudice to the validity of the Purchaser Claim, unless the Sellers’ liability is subject to the Liability Cap, the Purchaser shall allow, and shall procure (steht dafür ein) that the Group Companies allow, each respective Seller and its/his accountants and professional advisors to investigate the matter and circumstances alleged to give rise to such Purchaser Claim, and whether and to what extent any amount is payable in respect of such Purchaser Claim, and, for such purpose, the Purchaser shall give, and shall procure (steht dafür ein) that the Group Companies give, in each case at their own cost such reasonable information and assistance, including reasonable access to the Purchaser’s and the Group Companies’ premises and personnel during normal business hours and including the right to examine and copy or photograph any assets, accounts, documents and records as the respective Seller(s) and their respective accountants or professional advisors may reasonably request (excluding any strategy paper, legal or tax analysis, legal or tax assessment or any related communication, whether or not constituting attorney-work product or attorney-client communication). This provision shall also apply in case of court or arbitration proceedings pending among the Parties in connection with this Agreement.

10.4                        Consideration of Advantages

(a)                                 Any liability of a Seller for a Purchaser Claim shall be excluded if and to the extent:

(i)                                     in the case of a Breach of a Sellers’ Guarantee, the amount of the Purchaser Claim is actually recovered or, only in case of a Breach of a Sellers’ Guarantee other than a Fundamental Guarantee, could reasonably be recovered under insurance policies (including the W&I Insurance) or claims against third parties (with the Purchaser hereby undertaking to pursue any such insurance claim or claims against third parties with the care of a prudent business man to the extent legally possible) or would have been recovered if the insurance policies of the Group Companies in effect prior to the Closing Date had been maintained after the Closing;

(ii)                                  the Purchaser Claim arises, or the amount of the Purchaser Claim is increased, as a result of changes in law, statute, ordinance, rule, regulation, general accounting policies or administrative practice of Governmental Authorities which occurred after the Signing Date;

(iii)                               the Purchaser has already been compensated for the same Loss as part of another Purchaser Claim (no double dip);

(iv)                              in the case of a Breach of a Sellers’ Guarantee (other than a Fundamental Guarantee) the matter to which the Purchaser Claim relates has been specifically taken into account

(A)                               in the CCC Financial Statements and/or in the Unaudited Financial Statements as a write-off (Abschreibung), value adjustment (Wertber-ichtigung), liability (Verbindlichkeit) or provision (Rückstellung), including general adjustments or provisions made for the relevant risk category (e.g. Pauschalwertberichtigungen, Pauschalrückstellungen), or otherwise; or

(B)                               in the Equity Bridge;

(v)                                 either the Purchaser or any of the Purchaser’s Representatives, or (following the Closing Date) any of the Group Companies or any of their respective (managing) directors, employees or other representatives or any successor to all or part of their business have (i) caused or participated in causing or have aggravated such Purchaser Claims or any Losses resulting therefrom or (ii) failed to mitigate Losses, in each case in violation of section 254 BGB; or

(vi)                              the Purchaser failed to comply with any of its responsibilities (Obliegenheiten) under Section 10.2, Sections 10.6 or 10.7 or Section 14.1 and the resulting liability of the relevant Seller was caused or increased by such failure (provided that the relevant Seller shall have the burden of substantiation (Darlegungslast) if and to what extent such incompliance caused or increased any resulting liability and, if so substantiated by the relevant Seller, the Purchaser shall have the burden to rebut and proof (Beweislast) that the liability of the relevant Seller was not caused or increased as alleged by such Seller).

(b)                                 Any payments actually made by the Sellers or a Seller in order to discharge a liability, which is or becomes excluded or reduced under this Section 10.4, shall be refunded by the Purchaser to the respective Seller immediately upon the occurrence of the event triggering such exclusion of liability. The Purchaser undertakes to properly inform the respective Seller(s), without undue delay, about any event which may trigger an exclusion or reduction of liability or a refunding obligation under this Section 10.4.

10.5                        Effects of Knowledge

(a)                                 A Purchaser Claim arising out of the Breach of a Sellers’ Guarantee cannot be raised against any Seller, and the Sellers’ liability shall be excluded if and to the extent the facts or circumstances giving rise to such Purchaser Claim are individually and actually known prior to the Signing Date by the Purchaser or any of the Purchaser’s Representatives set forth on Exhibit 13(g).

(b)                                 The Purchaser shall be deemed to have knowledge of all matters set out in this Agreement, including its Exhibits and Schedules and the information and documents set forth in Schedule 6 (“Further Disclosures”), as well as all matters Fairly Disclosed in

(i)                                     the electronic data room operated by Merrill Corporation and maintained under the project name “Black Diamond” (the “Data Room”) and made accessible to the Purchaser and/or the Purchaser’s Representatives until December 2, 2019. A complete set of the contents of the Data Room has been set aside in electronic form on a USB memory stick (the “General DR USB Stick”). One copy of the General DR USB Stick has been handed over to each of the Sellers. Three copies of the General DR USB Stick have been handed over to the Purchaser. Two (2) copies of the General DR USB Stick have been handed over to the notary Dr. Sabine Funke, resident in Frankfurt am Main, on the Signing Date; and

(ii)                                  the additional electronic data rooms operated by Merrill Corporation and maintained under the project names “Black Diamond — Red Data Room” (the “Red Data Room”) and “Black Diamond — Purple Data Room” (the “Purple Data Room”) and made accessible to the Purchaser and/or the Purchaser’s Representatives until December 2, 2019 with regard to the Red Data Room and until December 2, 2019 with regard to the Purple Data Room. A complete set of the contents of the Red Data Room and Purple Data Room have been set aside in electronic form on additional USB memory sticks (the “Red DR USB Stick”) and the “Purple DR USB Stick”, respectively). One copy of the Red DR USB Stick and one copy of the Purple DR USB Stick has been handed over to each of the Sellers. Three copies the Red DR USB Stick and three copies of the Purple DR USB Stick have been handed over to Shearman & Sterling LLP, the Purchaser’s outside counsel (which in each case, shall be held by Shearman & Sterling LLP, the Purchaser’s outside counsel until the consummation of the Closing in accordance with the clean team agreement, dated as of November 18, 2019, by and between the Company and the Purchaser (“Clean Team Agreement”), except that one Red DR USB Stick and one Purple DR USB Stick may be delivered to the Insurer prior to the consummation of the Closing, provided that the Insurer has acceded as a member of the Clean Team to the Clean Team Agreement in accordance with its terms prior to the delivery to the Insurer). Two (2) copies of the Red DR USB Stick and two (2) copies of Purple DR USB Stick have been handed over to the notary Dr. Sabine Funke on the Signing Date.

The Parties have instructed the notary Dr. Sabine Funke under an instruction letter executed concurrently with this Agreement (i) to keep two (2) copies of the General DR USB Stick and two (2) copies of the Red DR USB Stick and two (2) copies of the Purple DR USB Stick (jointly the “USB Sticks”) in custody for a period of five (5) years and grant each Party access to these USB Sticks, unless the Parties jointly instruct the notary Dr. Sabine Funke otherwise. The notary Dr. Sabine Funke shall only release the USB Sticks in his custody to the Parties (one USB Stick to the Purchaser and one USB Stick to the Sellers’ Representative) upon the joint written request of the Sellers and the Purchaser or upon expiry of the aforementioned custody period, but each Party may at its own cost request at any time prior thereto a copy of such USB Stick.

For the purposes of this Agreement, “Fairly Disclosed” shall mean disclosed in a manner that is not misleading and in such reasonable detail that the relevant circumstances and/or risks could be identified by an experienced and professional (A) purchaser and/or (B) advisor, in each case by applying the standard of care of a prudent businessman that has been advised by appropriately experienced professional advisers. If events, information or documents have been presented in the Data Room in folders or subfolders that would not reasonably be expected to contain such events, information or documents, such events, information or documents will not be deemed to be Fairly Disclosed.

(c)                                  This Section 10.5 shall not apply with respect to a Breach of any Fundamental Guarantee.

(d)                                 The Parties agree that the knowledge of any of the officers, directors, organ members or employees of the Group Companies shall not be attributed to the Purchaser for any purposes under or in connection with this Agreement.

10.6                        Cooperation regarding Third Party Claims

(a)                                 In case of circumstances that may give rise to a Purchaser Claim and which relate to court rulings, awards or decisions of any arbitral tribunals or public orders issued or third party claims raised against the Purchaser or any of the Group Companies (collectively the “Third Party Claim”), any liability of the Sellers shall be subject to the Purchaser’s full and strict compliance with the obligation to procure (steht dafür ein) that, in each case to the extent legally permitted,

(i)                                     the Sellers shall without undue delay be properly informed and provided with all relevant documentation and assistance by the Purchaser regarding any judgment, ruling, decision, order, claim or proceeding which may give rise to a Third Party Claim (including copies of those documents that relate to or trigger a certain time limit (fristbezogene Dokumente));

(ii)                                  to the extent reasonably practicable, each Seller shall be given the opportunity to comment on, participate in and review any reports, audits, meetings and other measures or actions taken in respect of a Third Party Claim;

(iii)                               no admission of liability, disposal, settlement, compromise or binding declaration shall be made by or on behalf of the Purchaser or any Group Companies vis-à-vis any court, arbitral tribunal, public authority or third party regarding a Third Party Claim without the prior written instruction or written consent (including fax and e-mail) of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed);

(iv)                              such measures or actions (including the selection of the advisors to be retained) shall be taken or omitted as the relevant Seller(s) may reasonably instruct to avoid, defend, dispute, appeal, resist, contest, compromise, settle or otherwise administer such Third Party Claim;

(v)                                 if legally permitted and requested by the Sellers, the Group Companies give the Sellers the opportunity to defend or settle the Third Party Claim at the relevant Sellers’ reasonable discretion. The relevant Seller(s) shall be entitled to participate in and reasonably direct all negotiations and correspondence with the relevant third party and to appoint and instruct legal counsel to act on behalf and as representative of the Group Companies (and the Purchaser shall procure (steht dafür ein) that the Group Companies issue any power of attorney as may be required for such purpose). No action by the Sellers or the Affiliates of the Sellers and their (managing) directors and employees, advisors and counsel in connection with the defense of the Third Party Claim shall be construed as an express or implied acknowledgement (Anerkenntnis) by the Sellers that a Purchaser Claim under or in connection with this Agreement is given or of the facts and circumstances underlying the alleged Purchaser Claim.

(b)                                 If a Seller is not in breach of a Sellers’ Guarantee or Sellers’ Covenant or any other obligation, covenant, agreement, undertaking or claim under or in connection with this Agreement relating to a Third Party Claim based on an enforceable arbitral award in accordance with Section 20(b) below or if the respective Third Party Claim has been withdrawn, any costs and expenses reasonably incurred by such Seller in connection with the defense of such alleged Third Party Claim shall be borne by the Purchaser.

(c)                                  This Section 10.6 shall only apply if the Purchaser seeks pursuant to Section 10.2(b)(i) compensation from a Seller for a Purchaser Claim arising out of a Breach of (i) a Fundamental Guarantee or (ii) a Sellers’ Covenant or (iii) any other obligation, covenant, agreement, undertaking of the Sellers under, or in connection with, this Agreement; provided, however, that if the Purchaser receives conflicting instructions from such Seller and the Insurer, then section 82 para 2 sentence 2 German Insurance Contract Act (Versicherungsvertragsgesetz, “VVG”) shall apply accordingly (i.e. for such purposes only, the Sellers shall be deemed to be a “Versicherer” under section 82 para 2 sentence 2 VVG); provided, further, that if the Purchaser seeks compensation from multiple Sellers, then any instructions given by such Sellers shall be jointly given by such Sellers. The Purchaser, when exercising its discretion, shall act as prudent businessmen (ordentlicher Geschäftsmann) using reasonable commercial efforts to avoid and mitigate damages; in such case, the Purchaser shall be obliged, before exercising its discretion, to (i) provide the Sellers with the instructions received from the Insurer and (ii) take into consideration the arguments of both the Sellers and the Insurer.

10.7                        No Gross-up

The Sellers shall in no event owe to the Purchaser any gross-up for Taxes falling due in connection with any compensation for any Losses received from the Sellers.

11.                               LIMITATION OF SELLERS’ LIABILITY

11.1                        Expiration of Claims

All Purchaser Claims shall become time-barred (verjährt) on the first (1st) anniversary after the Closing Date, except for:

(a)                                 all claims arising from a Breach of any of Sellers’ Guarantees (other than Fundamental Guarantees) or Tax Warranties which shall be time-barred (verjährt) fifteen (15) months after the Closing Date;

(b)                                 all claims arising from a Breach of any of Fundamental Guarantees (other than Sellers’ Guarantee pursuant to Section 8.8 (No Leakage)) which shall be time-barred (verjährt) on the second (2nd) anniversary after the Closing Date; and

(c)                                  all claims arising as a result of an intentional (vorsätzlich) or malicious (arglistig) Breach of the Sellers’ obligations under this Agreement, which shall become time-barred (verjährt) in accordance with the statutory provisions set forth in sections 195, 199 BGB

(collectively, the “Time Limitations”).

11.2                        Suspension of Purchaser Claims

(a)                                 If the Purchaser has properly submitted a Purchaser Claim prior to the expiration of the applicable Time Limitation, then such Purchaser Claim shall not become time-barred until the date that is two (2) month after such Purchaser Claim has been rejected by the Sellers’ Representative in writing (or, if later, the time at which such Purchaser Claim would otherwise become time-barred in accordance with Section 11.1).

(b)                                 Notwithstanding anything to the contrary herein, any Purchaser Claim shall be suspended (gehemmt) pursuant to section 209 BGB, if the Purchaser commences an arbitral proceeding against the Sellers prior to the time such Purchaser Claim would otherwise become time-barred pursuant to Section 11.1 or Section 11.2(a). Section 203 BGB shall not apply.

11.3                        Exempted Claims

“Exempted Claims” means all Purchaser Claims resulting from a Breach of a Sellers’ Guarantee contained in Sections 8.1(c) (Power and Authority) and 8.3 (Title to Sold Shares), 8.5 (Subsidiaries), 8.6 (Ownership of the Shareholder Loan Receivable) and Section 8.8 (No Leakage).

11.4                        Liability as Individual Debtors (Einzelschuldner) and Separate Debtors (Teilschuldner)

The Sellers are individual debtors (Einzelschuldner) under this Agreement, unless agreed otherwise under this Agreement, and as such each Seller that committed a Breach of any of the Fundamental Guarantees made by a Seller with respect to such Seller or Sellers’ Covenants or any other obligation, covenant, agreement, undertaking or claim under or in connection with this Agreement and, thereby, caused a Purchaser Claim, shall be liable to the Purchaser in accordance with the principles of Section 10. For the avoidance of doubt, in case of Sections 8.8 (Sellers’ Guarantee on No Leakage) and 9.3 (No Leakage covenant), any Seller who directly or indirectly received (including for the benefit of any Seller’s Affiliate of such Seller) the Leakage (in each case other than (aa) Permitted Leakage and (bb) any amount of Leakage included in the Notified Leakage Amount (but only to the extent so included)) shall (i) following the Closing pay to an account of a Group Company specified by the Purchaser in writing on demand a sum equal to the amount of Leakage (in each case other than (aa) Permitted Leakage and (bb) any amount of Leakage included in the Notified Leakage Amount (but only to the extent so included)) directly or indirectly received by such Seller (or the Seller’s Affiliate of such Seller), and (ii) the payment pursuant to the foregoing sub-paragraph (i) shall be the sole remedy of the Purchaser in case of any Leakage. The Sellers’ liability for a Breach of a Sellers’ Guarantee (other than a Fundamental Guarantee made by a Seller as individual debtor) or a Tax Warranty and the Sellers’ Covenants pursuant to Sections 9.1, 9.2, 9.4 and 9.5 shall be (i) pro rata as set forth in Exhibit 11.4 (the “Pro Rata Share”) and (ii) a several liability as partial debtors (teilschuldnerische Haftung) in accordance with the Pro Rata Share. The Sellers’ liability under or in connection with this Agreement shall in no event be a joint and several liability (gesamtschuldnerische Haftung), and regardless of whether the Sellers are individual debtors (Einzelschuldner) or several debtors (Teilschuldner).

11.5                        De Minimis Amount; Deductible

Subject to any other limitation or exclusion of Sellers’ liability under this Agreement, the Sellers shall only be liable for Losses resulting from any Purchaser Claim arising out of the Breach of

(a)                                 a Sellers’ Guarantee if and to the extent that such Losses exceed an amount of [redacted][Description: Euro amount redacted] (the “De Minimis Amount”) in the individual case and the aggregate amount of all Losses resulting from such individual Purchaser Claims each exceeding the De Minimis Amount exceeds an amount of [redacted][Description: Euro amount redacted] (the “Deductible”), in which case only the amount of Losses exceeding the Deductible shall be recoverable (Freibetrag), subject to the other provisions of this Section 11; and

(b)                                 a Sellers’ Covenant pursuant to Section 9.1 (other than Shareholders’ Matters) if and to the extent that such Losses exceed an amount of [redacted][Description: Euro amount redacted] (the “De Minimis Amount”) in the individual case.

The limitations of this Section 11.5 shall not apply to any Exempted Claims.

11.6                        Liability Cap

Each of the Sellers’ aggregate liability for any and all claims of the Purchaser for Breaches of any of the Sellers’ Guarantees and any of the Tax Warranties, except for Exempted Claims, shall not exceed an amount of [redacted][Description: Euro amount redacted] (the “Liability Cap”). Each Seller’s aggregate liability for any and all claims of the Purchaser for Breaches of any of the Sellers’ Covenants pursuant to Section 9.1 (other than Shareholders’ Matters) shall not exceed an amount equal to such Seller’s Pro Rata Share in [redacted][Description: Euro amount redacted]. Each of the Seller’s overall liability under or in connection with this Agreement, including for Breaches resulting in Exempted Claims, but except for claims of the Purchaser arising as a result of malicious (arglistige) or intentional (vorsätzliche) Breaches of the Seller’s respective obligations under or in connection with this Agreement or Breaches of Section 8.8 (No Leakage) or Section 9.3 (No Leakage), shall in no event exceed an aggregate amount of 100% (in words: one hundred per cent) of the Pro Rata Share of the respective Seller in the Purchase Price.

11.7                        No other Remedies

The remedies which the Purchaser may have against any of the Sellers under or in connection with this Agreement, including for Breaches of any of the Sellers’ Guarantees or Tax Warranties or Sellers’ Covenants or any other obligation, covenant, agreement, undertaking or claim under or in connection with this Agreement, shall solely be governed by this Agreement and shall be the exclusive remedies available to the Purchaser. If and to the extent permitted by Law, any claims and remedies other than those explicitly provided for in this Agreement, regardless of their nature, amount or legal basis, are hereby expressly excluded and waived by the Purchaser, such waiver hereby being accepted by the Sellers.

11.8                        W&I Insurance

(a)                                 The Purchaser shall take out customary warranty and indemnity insurance (the “W&I Insurance” and the relevant insurance provider thereof, the “Insurer”) to obtain warranty and indemnity insurance coverage for the Sellers’ Guarantees and the Tax Warranties set forth herein.

(b)                                 It is hereby acknowledged and agreed by the Parties that any liability of any of the Sellers for any claims of the Purchaser for Breaches of any of the Sellers’ Guarantees and the Tax Warranties (other than in respect of Exempted Claims) in excess of the Liability Cap shall be excluded and be EUR 0 (in words: zero Euro) (the “Liability Exclusion”). Consequently, the Purchaser’s sole recourse for any claims for Breaches of any of the Sellers’ Guarantees and the Tax Warranties (other than in respect of Exempted Claims), beyond the Liability Cap shall, to the extent applicable, be only against the Insurer. The Purchaser expressly acknowledges, and the other Parties agree, that the risk of non-implementation of the W&I Insurance as well as the validity and collectability risk in respect of the W&I Insurance and hence, the risk to successfully claim and/or recover from the Insurer any Losses of the Purchaser shall solely and irrevocably rest with the Purchaser.

(c)                                  If and to the extent that any Purchaser Claim in connection with a Breach of a Fundamental Guarantee is subject of a valid and collectible claim of the Purchaser against the Insurer under the W&I Insurance, any liability of any Seller for such claim shall also be excluded, provided that the Purchaser shall not be under any obligation to recover any amount in respect of any Purchaser Claim for Breach of a Fundamental Guarantee from the Insurer first or at all.

(d)                                 The Purchaser shall procure (steht dafür ein) that the W&I Insurance will contain a provision that the Insurer will not be entitled to subrogate against any of the Sellers except if the payment under the W&I Insurance or any loss as defined in the W&I Insurance arises out of a Seller’s malicious deception (Arglist) or intentional misconduct (Vorsatz). If and to the extent the Insurer makes any claims against any Seller under or in connection with the W&I Insurance or otherwise in connection with this Agreement or the Transaction, the Purchaser shall indemnify and hold harmless the respective Seller from any Losses resulting therefrom, including all reasonable out-of-pocket costs and expenses, legal fees and expenses and disbursements and Taxes resulting from or arising in connection therewith, except if such claim arises out of such Seller’s malicious deception (Arglist) or intentional misconduct (Vorsatz). Section 8.1(c) shall remain unaffected.

11.9                        Exclusion of Statutory Liability Regime

Without limiting the generality of Section 11.7, in particular, any right of the Purchaser to lower the Purchase Price or any portion thereof (Minderung) (it being understood that any (deemed) adjustments of the Purchase Price in accordance with Section 4.2 shall not be considered Minderung), to withdraw (Rücktritt) from this Agreement or to require the winding up of the Transaction contemplated hereunder on any other legal basis (e.g. by way of großer Schadensersatz or Schadensersatz statt der ganzen Leistung), any claims for breach of pre-contractual obligations (culpa in contrahendo) — it being clarified in particular that it is agreed that such claims may not and cannot be based on any alleged requirement of the Sellers (or for any person whose knowledge is attributed, or purported to be attributed, to the Sellers) under or in connection with this Agreement to undertake investigations or inquiries in respect of Sellers’ Guarantees (whether qualified by Sellers’ Knowledge or not) as it is understood and agreed that the Sellers’ Guarantees, the Tax Warranties and any Purchaser Claim shall solely be governed by the terms of this Agreement and that the Purchaser Claim shall solely entail such consequences as expressly provided in this Agreement in respect of the Purchaser Claim including but not limited to claims arising under sections 241 para. 2, 311 para. 2 and 3 BGB or ancillary obligations (Nebenpflichten), including but not limited to claims arising under sections 241 para. 2, 280 BGB, or based on the principles of disturbance of the fundamentals of the transaction (Störung der Geschäftsgrundlage), or ancillary obligations (positive Forderungsverletzung) are hereby expressly excluded and waived (verzichtet) by the Purchaser, such waiver hereby being accepted by the Sellers.

If and to the extent the exclusion of claims based on the principles of disturbance of the fundamentals of the transaction (Störung der Geschäftsgrundlage) is, despite the risk allocation agreed upon between the Parties in this Agreement, held invalid, such exclusion shall be construed, to the extent legally permissible, to set the thresholds for such principles to apply particularly high and to limit respective remedies to adjustment of this Agreement under exclusion of the right to withdraw (Rücktritt). Further, all remedies of the Purchaser for defects of the purchase object, including but not limited to claims arising under sections 437 through 441 BGB, and the right to rescind (anfechten) this Agreement are hereby expressly excluded and waived (verzichtet) by the Purchaser such waiver hereby being accepted by the Sellers.

The limitations of this Section 11.9 as well as any other limitations and exclusions of Liability pursuant to this Agreement shall not apply to any rights and remedies for malicious deception (arglistige Täuschung) by the Sellers or the Sellers’ own intentional misconduct (Vorsatz), in which case statutory law shall apply.

The Sellers’ liability for (i) malicious deception (Arglist) and intentional misconduct (Vorsatz) by any vicarious agent (Erfüllungsgehilfe) of the Sellers, if any, within the meaning of section 278 BGB, (ii) any claims based on the application (including analogous application) of section 166 BGB, (iii) claims based on any attribution of knowledge or responsibility, including in respect of vicarious agent (Erfüllungsgehilfe) or other third parties, or (iv) claims or rights based on tort or any other legal grounds is, under and in connection with this Agreement, comprehensively and for all purposes excluded to the largest extent legally permissible.

11.10                 Own Investigation

The Purchaser acknowledges and agrees that

(a)                                 the Purchaser has made its own evaluation of the adequacy and accuracy of any past information, forecasts, estimates, budgets or projections (including the reasonableness of the assumptions underlying the same);

(b)                                 no other (managing) director, board members, employee or advisor of any of the Group Companies is or was at any time authorized to act on behalf of or as vicarious agent (Erfüllungsgehilfe) for the Sellers in the performance of their duties as Sellers or under or in connection with this Agreement; and

(c)                                  the Sellers shall have no liability to the Purchaser whatsoever in the event any of the persons mentioned under Section 11.10(b) or any advisor or vicarious agent (Erfüllungsgehilfe) of the Sellers carelessly, negligently or intentionally (fahrlässig oder vorsätzlich) failed or fails to disclose information in any respect or way to the Purchaser before Closing concerning the Business or the assets, liabilities or affairs of the Group Companies.

12.                               TAX WARRANTIES

In relation to Tax claims, the provisions of Exhibit 12 shall apply.

13.                               PURCHASER’S AND GUARANTOR’S REPRESENTATIONS AND WARRANTIES

The Purchaser hereby represents and warrants to the Sellers by way of an independent promise of guarantee (selbstständiges Garantieversprechen) that the statements set forth in Section 13(a), 13(g), 13(i), 13(k) and, solely with respect to itself, in Sections 13(c), 13(d), 13(e), 13(f), 13(h) and 13(l) (the “Purchaser’s Guarantees”) are true and correct as of the Signing Date and the Closing Date and the Guarantor hereby represents and warrants to the Sellers by way of an independent promise of guarantee (selbstständiges Garantieversprechen) that the statements set forth in Sections 13(b), 13(j) and, solely with respect to itself, in Sections 13(c), 13(d), 13(e), 13(f) and 13(l) (the “Guarantor’s Guarantees”) are true and correct as of the Signing Date and the Closing Date. The representations and warranties in Sections 13(a) to 13(l) below (where applicable to the Purchaser and/or the Guarantor) shall constitute separate, independent obligations of the Purchaser and the Guarantor, and the scope and content of each representation and warranty and any Liability arising hereunder shall be exclusively defined by the provisions of this Section 13 and Section 16, which provisions form an integral part of such representations and warranties.

(a)                                 The Purchaser is a company duly organized and validly existing under the laws of the Province of British Columbia.

(b)                                 The Guarantor is a company duly organized and validly existing under the laws of the Province of British Columbia.

(c)                                  The Purchaser and the Guarantor have each the full corporate power and authority to deliver this Agreement and to carry out the Transaction, and the Transaction has been duly authorized by all necessary corporate actions on the part of the Purchaser and the Guarantor. This Agreement has been duly executed on behalf of the Purchaser and the Guarantor (assuming due execution by the Sellers) constitutes their binding obligations.

(d)                                 There is no action, suit, investigation or proceeding pending against, or threatened against or affecting the Purchaser, the Guarantor or their Affiliates by or before any Governmental Authority or other third party which in any manner challenges or seeks to prevent or materially delay the consummation of the Transaction.

(e)                                  The execution and performance by the Purchaser or the Guarantor of this Agreement and the Transaction require no prior approval by or filing with any Governmental Authority, public agency or official or other third party, except for the Clearance.

(f)                                   No insolvency or similar proceedings have been, or have been threatened to be, opened over the assets of the Purchaser or the Guarantor. Neither the Purchaser nor the Guarantor is illiquid (zahlungsunfähig) or over-indebted (überschuldet) within the meaning of sections 16 et seq. German Insolvency Code (InsO) or any other comparable applicable insolvency Laws of other applicable jurisdictions.

(g)                                  As at the Signing Date, none of the Purchaser’s deal team members set forth on Exhibit 13(g) have actual knowledge of any Breach of a Sellers’ Guarantee.

(h)                                 The information provided by or on behalf of the Purchaser and/or the Purchaser’s Representatives to the Sellers and/or their advisors prior to the Signing Date concerning the Purchaser and/or its respective Affiliates with respect to and in preparation of filings to obtain the Clearance (including the breakdown of revenues per country) is to the best of the Purchaser’s knowledge complete and correct. Any assessments provided by or on behalf of the Purchaser or the Purchaser’s Representatives to the Sellers and/or their advisors with respect to required Clearance and respective filing requirements have been prepared in good faith and with due care, inter alia based on the information provided by the Sellers or Sellers’ advisors upon request by the Purchaser or the Purchaser’s Representatives.

(i)                                     With the support of the Guarantor, the Purchaser has ready access to and has cash sufficient to enable the Purchaser to fulfil its payment obligations under this Agreement if and when they are due.

(j)                                    The Guarantor has ready access to and has cash sufficient to enable the Guarantor to fulfil the Guaranteed Obligation if and when it is due.

(k)                                 The Purchaser is acquiring the Sold Shares at the Purchaser’s own account.

(l)                                     Neither the Purchaser nor the Guarantor has any Liability to pay any fees or commissions to any broker, finder, agent (Erfüllungsgehilfe) or other third party with respect to the Transaction for which any of the Sellers could become wholly or partly liable.

14.                               PURCHASER’S COVENANTS

14.1                        D&O Insurance Coverage

The Purchaser shall procure (steht dafür ein) that any directors & officers insurance which existed up and until Closing for the benefit of any Indemnified Person (as defined below), if any, will be maintained (or replaced with reasonable other insurance coverage) for a period of six years after the Closing in a way to secure that potential claims against the Indemnified Person based on acts or omissions up to and until Closing are covered to the same extent they were until Closing.

14.2                        Preservation and Access to Books

The Purchaser hereby undertakes to procure (steht dafür ein) that as from the Closing Date the Group Companies will properly maintain and preserve, for a period of five (5) years as from the Closing Date, all relevant books and records (including but not limited to files, correspondence, documents, other papers and electronic data) of the Group Companies (the “Company Books”), to the extent they relate to the periods prior to and including the Closing Date. The Purchaser hereby undertakes to procure (steht dafür ein) that, subject to the execution of a customary confidentiality agreement, each Seller its employees, professional advisors and other representatives shall be granted, upon reasonable request, full access to the Company Books (including the right to receive, in due time, hard and/or electronic copies thereof) and to the personnel of the Group Companies, to the extent such access is reasonably requested by the respective Seller for tax or other legitimate reasons (including but not limited to accounting or regulatory filing purposes, as well as in the context of any arbitral or judicial proceedings arising out of, or in connection with, this Agreement); provided that such access does not unreasonably interfere with the business conduct of the Group Companies; provided, further, that the Purchaser may redact any documentation as necessary to comply with applicable Law, agreements or privacy policies, or, in the case of competitively sensitive information, make related documentation only available to outside counsel (subject to the execution of a satisfactory “clean team agreement”).

14.3                        Assistance by the Group Companies

Following the Closing Date and notwithstanding the obligations of the Purchaser pursuant to Section 14.2 above, the Purchaser shall and shall procure (steht dafür ein) that the Group Companies shall give such assistance to each Seller as such Seller may reasonably request in relation to any third party proceedings by or against such Seller so far as they relate to the Group Companies, including proceedings relating to employees’ claims, taxation or vis-à-vis the Purchaser.

15.                               PURCHASER’S INDEMNITY

15.1                        No Claims by the Group Companies

The Purchaser shall not bring, and shall procure (steht dafür ein) that its Affiliates and their (managing) directors, employees or board members (including supervisory board and advisory board members) as well as, after the Closing Date, the Group Companies and their managing directors, employees or board members (including supervisory and advisory board members) (collectively, the “Purchaser’s Related Parties”) will not bring, any claims or initiate legal proceedings against the Sellers or any of the Seller’s Affiliates (other than the Group Companies) or their respective direct or indirect shareholders, successors, officers, managing directors, board members (including supervisory and advisory board members), employees, advisors or agents or the Group Companies’ officers, managing directors, board members (including supervisory and Advisory Board members), employees, advisors or agents (each an “Indemnified Person”) on whatever legal grounds based on facts or circumstances that occurred prior to the Closing and in particular in connection with

(a)                                 the Indemnified Person’s

(i)                                     former direct or indirect shareholding in or contractual or legal relationship with a Group Company; or

(ii)                                  position as an officer, (managing) director, board member (including supervisory and advisory board member), employee, advisor or agent of a Group Company;

(b)                                 the Finance Documents;

(c)                                  any shareholder loans granted to or any other debt instruments (including preferred equity certificates) issued by any of the Group Companies, or

(d)                                 any Permitted Leakage or any action made until the Effective Date which would have qualified as Leakage if made after the Effective Date,

except (i) for claims based on fraud (Betrug), intent (Vorsatz) or malicious deception (Arglist), (ii) if and to the extent the Purchaser is explicitly entitled to be compensated for such liability or obligation by the Sellers under and pursuant to the terms of this Agreement, (iii) for contractual payment obligations (primäre vertragliche Zahlungsverpflichtungen) of such Seller or any Seller’s Affiliate, in each case towards a Group Company under any written agreements existing immediately prior to the Waiver between a Group Company and such Seller or any Seller’s Affiliate and (iv) for any claims under any existing agreements between the Purchaser or any Purchaser Related Party and an Indemnified Person that are unrelated to this Agreement (if any), the Group or the Transaction, (collectively, clauses (i) through (iv), the “Permitted Claims”).

15.2                        Indemnification of Indemnified Persons

(a)                                 If, after Closing, an Indemnified Person is held liable by any of the Purchaser’s Related Parties for any Liability or obligation in Breach of Section 15.1 on the basis of any legal grounds then, unless such claim is a Permitted Claim, the Purchaser shall indemnify such Indemnified Person in respect of the relevant obligation and/or liability, together with all reasonable out-of-pocket costs and expenses relating thereto including reasonable legal fees, expenses and disbursements and Taxes arising out of or in connection therewith (the “Sellers’ Indemnification Claims”).

(b)                                 The Purchaser hereby waives any claims, and shall, after Closing, procure that all Group Companies waive, any claims referred to in Section 15.1 against any Indemnified Person, all unless such claim is a Permitted Claim, such waiver hereby being accepted by the Sellers. The Purchaser acknowledges and agrees that, prior to the Scheduled Closing Date, a waiver by the Group Companies for any actual or contingent, known or unknown claim against the Indemnified Persons, except for Permitted Claims, shall be executed in form and substance as attached hereto as Exhibit 15.2(b) (a “Waiver”). Immediately following Closing, the Purchaser shall (i) pass a shareholder’s resolution at the Company confirming and approving the execution of the Waiver by the Company and (ii) procure the passing of a shareholders’ resolution at each other Group Company confirming and approving the execution of the Waiver by such Group Company.

(c)                                  The agreements on the obligations of the Purchaser pursuant to Sections 15.1 and 15.2 are a true agreement for the benefit of third parties (echter Vertrag zugunsten Dritter) within the meaning of section 328 para. 1 BGB for the benefit of each Indemnified Person.

16.                               SELLERS’ REMEDIES

If and to the extent that

(a)                                 the Purchaser is in Breach of any of the Purchaser’s Guarantees or the Guarantor is in Breach of any of the Guarantor’s Guarantees, as the case may be, or

(b)                                 the Purchaser is in Breach of any of its covenants or indemnities, in particular those under Sections 8.1(c), 13, 14 and 15, or any of its other obligations under or in connection with this Agreement, the Sellers’ respective claims and remedies, and the liability of the Purchaser or the Guarantor, as applicable, vis-à-vis the Sellers shall be determined in accordance with statutory law, with any specific claim or remedy provided for under this Agreement (e.g. the Sellers’ Indemnification Claims pursuant to Section 15.2) remaining unaffected.

17.                               CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

(a)                                 Subject to Section 17(b) each Party shall treat strictly confidential all information received or obtained as a result of entering into or performing this Agreement or prior to this Agreement which relates to:

(i)                                     the existence, subject matter and provisions of this Agreement or any document referred to in or entered into pursuant to this Agreement, the negotiations relating to this Agreement and all documents referred to in this Agreement or entered into pursuant to this Agreement, or the other Parties (or their Affiliates) (collectively the “Transaction Confidential Information”);

(ii)                                  (in relation to the obligations of the Purchaser, but only for the period between the signing of this Agreement and Closing) any information received or held by the Purchaser (or any of its Affiliates and representatives) relating to the Company, including information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the business of the Company (collectively, the “Company Confidential Information”), and

(iii)                               (in relation to the obligations of the Sellers, but only for the period after Closing) any Company Confidential Information received or held by the Sellers (or any of its Affiliates and representatives),

((i) through (iii) collectively the “Confidential Information”).

(b)                                 Sections 17(a) and 17(c) do not apply to the disclosure of Confidential Information:

(i)                                     to the extent that it is generally available to the public other than as a result of a breach of any duty of confidentiality by any Party;

(ii)                                  to a (managing) director, officer or employee of the Purchaser, the Sellers or an Affiliate of the Sellers or the Purchaser whose function requires him or her to have the Confidential Information, subject to the condition that the Party making the disclosure procures that those persons treat the Confidential Information as confidential;

(iii)                               to the extent that it is required to be disclosed by applicable law, rule of listing authority or a stock exchange or Governmental Authority with relevant powers to which the Sellers or any Affiliate of the Sellers or the Purchaser or any Af-

filiate of the Purchaser is subject to or submits to, whether or not the requirement or request (as applicable) has the force of Law; provided that the disclosure shall so far as is practicable and lawful be made after consultation with the Purchaser or the Sellers (as the case may be) regarding the content, timing and manner of that disclosure unless the wording of any such disclosure is substantially the same as any previous disclosure made in consultation with the Purchaser or the Sellers (as the case may be);

(iv)                              to professional advisors, providers of third party finance or W&I broker(s) or W&I insurer(s) providing for the W&I Insurance or auditors of the Purchaser, the Purchaser’s Affiliates, the Sellers or the Sellers’ Affiliates in connection with their engagement and subject to customary confidentiality obligations;

(v)                                 only with respect to Transaction Confidential Information but not Company Confidential Information, by the Sellers to any person being an investors or potential investors in any current or future Ardian Entity, in each case on a confidential basis; “Ardian Entity” means (A) Ardian France S.A. (or its successor), (B) any person which is either an Affiliate of Ardian France S.A. (or its successor), (C) any person which is advised or managed by (i) Ardian France S.A. (or its successor) or (ii) an Affiliate or successor of Ardian France S.A. (or its successor), in each case from time to time;

(vi)                              in the case of (aa) the Purchaser (or any of its Affiliates), if made as part of (A) any investor communication with direct or indirect shareholders of the Purchaser, (B) any issuer filings or publications (including filings with the U.S. Securities and Exchange Commission or the Canadian System for Electronic Document Analysis and Retrieval) or (C) internal notifications to its employees (except for any financial or commercial details of the Transaction, unless such are disclosed in any of the press releases published and agreed by the Parties in accordance with Section 17(d) below) and (bb) the Sellers (or any of their Affiliates), if made as part of internal notifications to the Group’s employees; or

(vii)                           the publication of a press release or public announcement pursuant to Section 17(d) below.

(c)                                  The Sellers promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Group or the Purchaser any and all copies (in whatever form or medium) of all such Confidential Information then in the possession of such Seller or any of its Affiliates and representatives and destroy any and all additional copies then in the possession of such Seller or any of its Affiliates and representatives such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this Section 17(c) shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by such Seller or its Affiliates and representatives.

(d)                                 The Parties acknowledge and agree that after the execution of this Agreement, each of the Purchaser and the Sellers may make a press release substantially in the forms attached as Exhibit 17(d)-1 and Exhibit 17(d)-2. Following the date hereof until the Closing, neither the Purchaser nor any Seller shall issue any other press release or public announcement without first giving the Sellers’ Representative (in the case of a release or announcement by the Purchaser) or the Purchaser (in case of a release or announcement by a Seller) a reasonable opportunity to comment thereon and considering any such comment in good faith. Following the Closing, each Party and its

Affiliates and representatives may issue any press release or public announcement related to this Agreement or the transactions contemplated herein.

18.                               PARENT GUARANTEE

The Guarantor hereby guarantees in the form of a guarantee (Bürgschaft) pursuant to Section 765 BGB to the Sellers the Purchaser’s or the Substitute Purchaser’s obligations, as the case may be, to pay (i) the Purchase Price pursuant to Sections 5.3 and 7.2(b), (ii) the Closing Bank Repayment Amount pursuant to Section 7.2(c) and (iii) in the event of a termination of this Agreement, any Losses, if any, incurred by the Sellers in accordance with Section 7.6(b) (collectively, the “Guaranteed Obligations”). The Guarantor hereby waives any defenses of avoidance (Anfechtbarkeit) and set-off (Aufrechenbarkeit) (except in the case of undisputed or finally determined claims) pursuant to Section 770 BGB and unexhausted remedies (Vorausklage) pursuant to Section 771 BGB. Section 768 para. 2 BGB shall not apply. The Guarantor shall be obliged to make an immediate payment of a Guaranteed Obligation to the Sellers (or, in case of the Guaranteed Obligation set forth in clause (ii) of the foregoing sentence, to the Finance Parties’ Bank Account) upon their written demand; provided and to the extent that the respective Guaranteed Obligation is due and payable (fällig) and the Purchaser has not fulfilled the respective Guaranteed Obligation when due. The Guarantor may only raise (A) defenses against the legal validity or the defense of an obviously abusive exercise of rights (offenkundiger Rechtsmissbrauch) or (B) the defense that the respective Guaranteed Obligation is not due and payable (fällig) or has been satisfied by the Purchaser.

19.                               MISCELLANEOUS

(a)                                 Interest payable under any provision of this Agreement, including the calculation of the Interest, shall be calculated on the basis of actual days elapsed divided by three hundred and sixty (act/360).

(b)                                 The Purchaser shall bear all transfer taxes (including real estate transfer tax and VAT, if any), stamp duties, fees (including the fees for the notarization, if any, of this Agreement, the Share Transfer Instrument and other agreements), registration tax and other charges and costs payable in connection with the execution of this Agreement and the consummation of the transactions provided for therein (irrespective whether levied from the Sellers or the Purchaser as debtor). Save as aforesaid, each Party shall bear its own costs, expenses and taxes, including the fees of its advisors and counsels.

(c)                                  This Agreement, including its Exhibits and Schedules, contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes any previous agreements, save only for the obligations and liabilities of the Confidentiality Agreement which shall continue in full force and effect until the Closing has occurred, and, should this Agreement be terminated for any reason, for a period of two years after the date of the termination of this Agreement (Section 7.6). Any supplements or amendments to or a termination of this Agreement, as well as any declarations or waiver to be made hereunder, shall be valid only if made in writing (e-mail transmission of pdf documents sufficient), or, if required by Law, in notarially recorded form. This shall also apply to any amendment of this Section 19(c).

(d)                                 Subject to Section 19(e), the Purchaser may not assign, delegate or otherwise transfer any right or claim it may under or in connection with this Agreement without the prior written consent of the Sellers. Notwithstanding the foregoing, the Purchaser may assign or pledge for security purposes rights and claims under this Agreement in connection with the financing of the Transaction (including the refinancing of existing indebtedness of the Group Companies) after the Closing Actions pursuant to Section 7.2(b) and 7.2(c) have been performed; provided that such permitted assignment in connection with a financing shall only become effective after the payments to be made on the Closing Date have been received by the respective Party. The Purchaser shall notify the Sellers of any assignment and the assignee.

(e)                                  Notwithstanding Section 19(d), the Purchaser may assign any of its rights, obligations and claims, to any of its direct or indirect subsidiaries (Tochtergesellschaften) (such subsidiary, the “Substitute Purchaser”) which, upon such assignment, shall take such position of the Purchaser in its entirety; provided that

(i)                                     the Purchaser has provided all information and documentation regarding the Substitute Purchaser as reasonably requested by the Sellers for KYC and internal compliance purposes which condition shall be deemed fulfilled upon written confirmation by the Sellers’ Representative (acting reasonably),

(ii)                                  the Purchaser shall not be released from its obligations under this Agreement (except to the extent performed, satisfied, fulfilled or paid by the Substitute Purchaser),

(iii)                               the Purchaser and the Substitute Purchaser shall be jointly and several liable (gesamtschuldnerisch haften) for any and all obligations, covenants, undertakings and liabilities of the Purchaser under or in connection with this Agreement,

For purposes of the substitution of the Purchaser by the Substitute Purchaser, the Sellers offer to the Substitute Purchaser and the Purchaser that the Substitute Purchaser may accede (beitreten) to this Agreement as Substitute Purchaser. The Substitute Purchaser and the Purchaser may accept this offer by providing to the Sellers’ Representative a notarially certified (notariell beglaubigt) written acceptance of this offer no later than on the fifth (5th) Business Day prior to the Scheduled Closing Date (the “Accession Acceptance”); provided that electronic submission of a scan of the Accession Acceptance to the Sellers’ Representative in accordance with Section 19(g) shall be sufficient for all purposes.

As from the submission of the Accession Acceptance to the Sellers’ Representative, the Substitute Purchaser shall become a Party to this Agreement with immediate effect, and it shall benefit from the rights and be bound by the obligations to the same extent as the Purchaser as set out in this Agreement, in particular, the Substitute Purchaser shall be bound by the obligation to fulfill the Closing Actions on the Scheduled Closing Date required to be fulfilled by the Purchaser pursuant to Section 7.2. More generally, the Substitute Purchaser shall comply with the provisions of this Agreement under the same conditions as if it had been an initial Party acting as the Purchaser with effect as from the date of the execution of the Accession Agreement.

Notwithstanding Section 19(d), the Purchaser may also assign the right to acquire the Shareholder Loan Receivable to a direct or indirect subsidiary of the Purchaser (provided that such assignment will not release the Purchaser of any liability under this Agreement).

(f)                                   Unless stated explicitly otherwise in this Agreement, this Agreement shall not grant any rights to, and is not intended to operate for, the benefit of any third parties, including the Group Companies (kein echter Vertrag zugunsten Dritter) and this Agreement may be amended without the consent of any third party.

(g)                                  Unless provided otherwise in this Agreement, all notices, requests and other communications under or in connection with this Agreement shall be made in writing (e-mail sufficient) in the English language and delivered by hand, courier, mail or pdf-copy by e-mail to the person at the addresses set forth below, or such other person or address as may be designated by the respective Party in writing (e-mail sufficient) from time to time, provided that (i) receipt of a copy of a notice, request or other communication by a Party’s advisors shall not constitute or substitute receipt thereof by the respective Party itself, and (ii) any notice, request or other communication shall be deemed received by a Party regardless of whether a copy thereof was sent to or received by an advisor of such Party, regardless of whether the delivery of such copy was mandated by this Agreement; provided, further, that all notices and communications shall be deemed given when delivered personally by hand or courier or other delivery method or when sent by e-mail (provided that in the case of e-mail, either receipt of such e-mail is confirmed by the applicable recipient or a confirmatory hardcopy is send without undue delay through an internationally recognized courier service):

To Seller 1 and	Triple C Institutional Holding SA
the Sellers’ Representative:	24 avenue Emile Reuter
2420 Luxembourg
Grand Duchy of Luxembourg
Email: sophie.wegmann@ardian.com

With a copy to:	Latham & Watkins LLP
Attn: Burc Hesse / Dr. Sebastian Pauls
Maximilianstrasse 13
80539 Munich
Germany
Fax: +49.89.2080.3.8080
Email: burc.hesse@lw.com /
sebastian.pauls@lw.com

To Seller 2, 3 and 5:	Christian Legat
[redacted][Description: personal information redacted.]

and

Ulf Herbrechter
[redacted][Description: personal information redacted.]

With a copy to:	Milbank LLP
Attn: Dr. Michael Bernhardt / Dr. Leopold Riedl
Neue Mainzer Straße 74
60311 Frankfurt am Main
Germany
Fax: +49 69.71914.3500
Email: mbernhardt@milbank.com /
lriedl@milbank.com

To Seller 4:	Thomas Kloibhofer
[redacted][Description: personal information redacted.]

With a copy to:	Gleiss Lutz
Attn: Dr. Cornelia Topf /
Dr. Martin Viciano Gofferje
Friedrichstraße 71
10117 Berlin
Germany
Email: cornelia.topf@gleisslutz.com /
martin.viciano-
gofferje@gleisslutz.com

To the Purchaser	TELUS International (Cda) Inc.
and the Guarantor:	Attn: Michel Belec
510 West Georgia Street, Floor 7
Vancouver, British Columbia
V6B 0M3
Canada
Email: michel.belec@telus.com

With copies to:	Shearman & Sterling LLP
Attn: Scott Petepiece
599 Lexington Avenue
New York, New York 10022
USA
Email: spetepiece@shearman.com

and

Shearman & Sterling LLP
Attn: Dr. Thomas König / Dr. Alfred Kossmann
Bockenheimer Landstraße 2-4
60306 Frankfurt am Main
Germany
Email: tkoenig@shearman.com /
akossmann@shearman.com

(h)                                 Each Seller hereby appoints Seller 1 (the “Sellers’ Representative”) as the agent, proxy and attorney-in-fact for such Seller for all purposes under this Agreement (including full power and authority to act on such Seller’s behalf). Without limiting the generality of the foregoing, the Sellers’ Representative will be authorized to: (i) in connection with the Closing, execute and receive all documents, instruments, certificates, statements, notices and agreements on behalf of and in the name of the Sellers necessary to effectuate the Closing and consummate the transaction contemplated by this Agreement; (ii) execute and receive all documents, instruments, certificates, statements, notices and agreements and take all other actions on behalf of the Sellers with respect to the matters set forth in Section 7.6; (iii) execute and receive all documents, instruments, certificates, statements, notices and agreements and take all other actions on behalf of the Sellers in connection with any claims made under Section 10 or Section 16 to defend or settle such claims; (iv) execute and deliver, should the Sellers’ Representative elect to do so in its sole discretion, on behalf of the Sellers, any amendment or waiver to this Agreement so long as such amendment or waiver will apply equally to all of the Sellers; (v) receive all notices on behalf of the Sellers under or in connection with this Agreement and accept service of process on behalf of the Sellers in any action (including any request for arbitration) arising under or in connection with this Agreement; and (vi) take all other actions to be taken by or on behalf of the Sellers, exercise any and all rights which the Sellers are permitted or required to do or exercise under this Agreement. By the Sellers’ Representative’s execution hereof, it hereby accepts its appointment as the Sellers’ Representative. The Sellers (acting jointly) may not revoke the appointment of the Sellers’ Representative for a period of two (2) years after the date of this Agreement without first appointing a reputable and reliable substitute sellers’ representative as their sellers’ representative.

(i)                                     Each of the Purchaser, the Guarantor and, if applicable and only with effect from and after submission of an Admission Acceptance, the Substitute Purchaser (except if the Substitute Purchaser is a legal entity organized under the laws of Germany) hereby appoint Thomas König, c/o Shearman & Sterling LLP, Bockenheimer Landstr. 2-4, 60306 Frankfurt am Main, Germany as their agent to receive service of process (Zustellungsbevollmächtigter) for all legal proceedings and disputes involving the Purchaser under or in connection with this Agreement. Any and all service of process (including any request for arbitration) and any other notice in any related legal proceeding shall be effective against the Purchaser, the Guarantor and the Substitute Purchaser, as the case may be, if given to the aforementioned agent. Neither the Purchaser nor the Guarantor nor, if applicable, the Substitute Purchaser may revoke the appointment of the foregoing process agent for a period of two years after the date of this Agreement without first appointing a reputable law firm in Germany as a new process agent.

(j)                                    Interpretation and Rules of Construction

In this Agreement (including all Exhibits and Schedules):

(i)                                     a reference to a Recital, Section or Exhibit or Schedules means a Recital, Section or Exhibit or Schedule of or to this Agreement;

(ii)                                  a reference to a company or other legal entity shall be construed so as to include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split-up or de-merged, by means of a statutory split-up or demerger;

(iii)                               a “director” is a reference to a member of the board of directors or equivalent body of a company, corporation or other body corporate, and includes (without limitation) a manager (gérant) or managing director (Geschäftsführer) of any such company, corporation or other body corporate;

(iv)                              a reference to a “person” includes a reference to an individual, a corporate body, an association, a partnership, a government or a state body and any other legal entity and includes in each case such person’s successors to all or parts of its business and permitted assigns;

(v)                                 any German legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept shall, in respect of any jurisdiction other than Germany, be construed to include what most closely resembles in that jurisdiction to the German legal term and any reference to any German statute shall be construed so as to include equivalent or analogous Laws of any other jurisdiction;

(vi)                              whenever the words “include”, “includes” or “including” or “in particular” or similar expressions are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and whenever the words “hereof”, “herein”, “hereunder”, “hereto” or similar expressions are used in this Agreement, they refer to this Agreement as a whole (including its Exhibits and Schedules) and not to a specific Section of this Agreement;

(vii)                           the disclosure of any matter in this Agreement (including its Exhibits and Schedules) for any particular matter herein shall be deemed to be a disclosure for any other purpose, but only to the extent, the applicability and relevance of such disclosed information for such other purpose is reasonably apparent on the face of such disclosure;

(viii)                        the fact that a matter has been disclosed in this Agreement (including in an Exhibit and a Schedule) shall not be used to construe the extent to which disclosure is required pursuant to the provisions of this Agreement;

(ix)                              the headings in this Agreement are inserted for convenience only and shall not affect the interpretation or construction of this Agreement;

(x)                                 the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(xi)                              the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(xii)                           a reference to “as of” a certain date or point in time shall only be a reference to the date or point in time as such and not to any period thereafter; and

(xiii)                        unless the context otherwise requires or unless otherwise specified, a reference to “in writing” or “written” means a reference to text form within the meaning of Section 126b BGB.

20.                               GOVERNING LAW AND PLACE OF JURISDICTION

(a)                                 Subject to requirements applicable to the transfers in rem under this Agreement which are governed by the laws of the Grand Duchy of Luxembourg, this Agreement shall be governed by German law, excluding the German conflict of law rules and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG). Any possible current or future obligations between the Parties which fall under the EC Regulation No 864/2007 on the Law Applicable to Non-Contractual Obligations (Rome II) are also governed by German law.

(b)                                 All disputes arising in connection with this Agreement or its validity, shall be finally settled in accordance with the separate arbitration agreement executed concurrently with this Agreement (the “Arbitration Agreement”).

21.                               SEVERABILITY

If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement shall remain in full force and effect. The invalid or unenforceable provision shall be deemed to have been replaced by a valid, enforceable and fair provision which comes as close as possible to the intentions of the Parties at the time of the conclusion of this Agreement. It is the express intent of the Parties that the validity and enforceability of all other provisions of this Agreement shall be maintained and that this Section 21 shall not result in a reversal of the burden of proof but that section 139 BGB is hereby excluded in its entirety.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in Luxembourg, Luxembourg, as of December 5, 2019 by their respective managers or attorneys-in-fact duly authorized.

TRIPLE C INSTITUTIONAL HOLDINGS SA

By:	(s) Jean-Sophie Kiener-Wegmann
Name:	Jean-Sophie Kiener-Wegmann
Title:	Director

By:	(s) Mathieu Lebrun
Name:	Mathieu Lebrun
Title:	Director

SUNSHINE MEP BETEILIGUNGS GMBH & CO. KG

By:	(s) Andreas Rief
Name:	Andreas Rief
Title:	Authorized Person

ULF HERBRECHTER

By:	(s) Andreas Rief
Name:	Andreas Rief
Title:	Authorized Person

THOMAS KLOIBHOFER

By:	(s) Martin Viciano-Gofferje
Name:	Martin Viciano-Gofferje
Title:	Authorized Person

TELUS INTERNATIONAL (CDA) INC.

By:	(s) Evelin Moini
Name:	Evelin Moini
Title:	Attorney-in-fact

CHRISTIAN LEGAT

By:	(s) Andreas Rief
Name:	Andreas Rief
Title:	Authorized Person

TRIPLE C HOLDINGS SARL

By:	(s) Jean-Sophie Kiener-Wegmann
Name:	Jean-Sophie Kiener-Wegmann
Title:	Manager

By:	(s) Mathieu Lebrun
Name:	Mathieu Lebrun
Title:	Manager

TELUS COMMUNICATIONS INC.

By:	(s) Denise Taylor
Name:	Denise Taylor
Title:	Attorney-in-fact

EXHIBIT 1

DEFINITIONS

1.                                      DEFINITIONS

Capitalized terms shall have the meanings ascribed to such terms in this Agreement. The following terms shall have the meanings set forth below:

“Approved Forecast” means the information set forth in Exhibit 1-B.

“Breach” means (a) with respect to any Fundamental Guarantee set forth in Section 8.1(c) through Section 8.7, any breach or inaccuracy of such Fundamental Guarantee, as applicable, as of the date hereof or as of the Closing Date, (b) with respect to a Sellers’ Guarantee or Tax Warranty, any breach or inaccuracy of such Sellers’ Guarantee or Tax Warranty, as applicable, as of the date hereof (except in case of any particular Sellers’ Guarantee that is expressly stated to relate to a specified date, in which case “Breach” shall mean a breach or inaccuracy of such Sellers’ Guarantee as of such specified date), (c) with respect to a Purchaser’s Guarantee or a Guarantor’s Guarantee, any breach of inaccuracy of such Purchaser’s Guarantee or Guarantor’s Guarantee, as applicable, as of the date hereof or as of the Closing Date, (d) with respect to any Seller’s Covenant or any other covenant, agreement, commitment or obligation, the breach of such Sellers’ Covenant or other covenant, agreement, commitment or obligation, and (e) with respect to any of the Purchaser’s covenant, agreement, commitment or obligation, the breach of such Purchaser’s covenant, agreement, commitment or obligation, in each case of clauses (a) through (e), irrespective of fault (verschuldensunabhängig).

“Bring-Down Certificate” means a certificate, substantially in the form attached hereto as Exhibit 1-A, dated as of no earlier than the second (2nd) Business Day prior to the Scheduled Closing Date and executed by the Sellers, (i) certifying that, notwithstanding the “as of the date hereof” qualifiers in the third sentence of Section 8.1 and in the lead-in sentence of Section 2 of Exhibit 12, the Sellers’ Guarantees and Tax Warranties are, to the Sellers’ Knowledge, true and correct on and as of the date of such certificate as though the Sellers’ Guarantees and Tax Warranties were made on and as of the date of such certificate (except in case of any particular Sellers’ Guarantee that is expressly stated in the wording of such Sellers’ Guarantee to relate to a particular date, which only need to be true as of such date), except to the extent that any failure of any Sellers’ Guarantee to be so true and correct has not had, individually or in the aggregate, a Material Adverse Effect or (ii) if and to the extent the certification contemplated in lit. (i) cannot be made due to the occurrence of a Material Adverse Effect, describing such Material Adverse Effect and certifying that the Sellers’ Guarantees and Tax Warranties are otherwise so true and correct as contemplated in lit. (i); provided that the Bring-Down Certificate shall not establish any rights of the Purchaser against the Sellers, in particular not any rights to rescind or challenge or contest or nullify this Agreement and shall not extent the Liability of the Sellers towards the Purchaser under or in connection with this Agreement beyond what has been explicitly agreed between the Parties in this Agreement.

“Equity Interests” means, with respect to any legal entity, (a) any common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities, capital stock, partnership, membership, limited liability company or similar interest of such legal entity, (b) any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock or interests, including any right that would entitle any other person to directly or indirectly acquire any such interest in such legal entity, and (c) any other right that would entitle any other person to share in the equity, profits, earnings, losses or gains of such legal entity (including stock appreciation, phantom stock, profit participation or other similar rights; for the avoidance of doubt, any profit participation or similar rights included in employee bonus agreements or similar monetary arrangements/schemes for the benefit of the (managing) directors, officers and employees of the Group Companies shall not be qualified as

1

Equity Interest), in each case of clauses (a) through (c), however described and whether voting or non-voting; provided, however, that German corporate agreements (Unternehmensverträge) within the meaning of Section 291 of the German Stock Corporation Act (Aktiengesetz) shall not constitute Equity Interests.

“Group IT Assets” means all computers, Software, databases, hardware, servers, workstations, routers, hubs, switches and all other information technology equipment necessary to conduct the businesses of the Group Companies, and all documentation directly related thereto.

“Guarantee” means any Sellers’ Guarantee, Tax Warranty or Purchaser’s Guarantee.

“IP Rights” means all Registered intellectual property rights in any and all jurisdictions worldwide, including rights in all (a) patents and patent applications, utility models and industrial designs, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, chip topography rights, community designs and other designs, and all applications and registrations therefor, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents; (b) trademarks, service marks, trade dress, logos, corporate names, trade names, slogans, social media accounts, uniform resource locators, geographical indicators and other identifiers of source or origin, and all applications, registrations and renewals therefor; (c) all copyrights and copyrightable works (including Software), database rights, design rights, moral rights and rights of attribution and integrity in published and unpublished works, and all applications and registrations, renewals and supplementary registrations therefor; (d) all Internet domain names and IP addresses; (e) rights of privacy and publicity; (f) Software; and (g) data, know-how, trade secrets and confidential and/or proprietary information.

“Law” means any domestic or foreign federal, national, supranational, state, local or similar law (including common law), ordinance, regulation, rule or order of any Governmental Authority.

“Material Adverse Effect” means any event, change, development, occurrence or effect that, individually has had, or would reasonably be expected to have, a material adverse effect on the results of operations or condition (financial or otherwise) of the Group, taken as a whole, provided, however, that, in the case of clause (a), no state of facts, circumstance, condition, event, change, development, occurrence or effect shall, individually or in the aggregate, constitute or be taken into account in determining the occurrence of a “Material Adverse Effect” to the extent it relates to, arises out of or results from any one or more of the following: (i) changes that generally affect the industries in which the Group operates; (ii) changes in economic, market, business, regulatory or political conditions generally in the European Union, or in the global financial or securities markets generally (including interest rates, exchange rates and commodity prices) or in the financial markets of any such jurisdiction; (iii) changes or proposed changes in any Law; (iv) changes or proposed changes in accounting principles, including accounting and financial reporting pronouncements by a Governmental Authority; (v) natural disasters, acts of war (whether declared or undeclared), sabotage or terrorism, or an escalation or worsening thereof.

“Personal Information” means any information (a) that identifies an individual, including, for the avoidance of doubt, any information that is defined as “personal data,” “personally identifiable information,” or “personal information” under any applicable Law; or (b) from which identification or contact information of an individual person can be derived. For the avoidance of doubt, Personal Information can be in any media or format, including computerized or electronic records as well as paper-based files.

“Privacy Laws” means all applicable Laws related to data privacy, data protection, data security, or marketing, and the requirements and guidance set forth in regulations, guidelines

2

published by Governmental Authorities, including, but not limited to, Regulation (EU) 2016/79 of the European Parliament and of the Council (General Data Protection Regulation) and any implementation acts related thereto.

“Process” or “Processing” means any operation or set of operations which is performed upon information, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Related Party Agreement” means an agreement by and between a Group Company, on the one hand, and a Seller or a Seller’s Affiliate, on the other hand.

“Related Person” means a related person within the meaning of Section 138 InsO.

“Seller’s Affiliate” means, with respect to each Seller, any Affiliate or Related Person of such Seller.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

3

2.                                      INDEX OF OTHER DEFINED TERMS

Accession Acceptance	40
Advisory Board	7
Advisory Board Resignation Letter	7
Affiliate	13
Agreement	6
Arbitration Agreement	44
Ardian Entity	38

BGB	9
Business	6
Business Day	14

CCC Financial Statements	2 of Exhibit 8.9
Claim Notice	24
Clean Team Agreement	27
Clearance	11
Closing	14
Closing Actions	14
Closing Bank Repayment Amount	23
Closing Conditions	11
Closing Confirmation	15
Closing Date	14
Company	5
Company Books	35
Company’s Manager	7
Control	13
Controlling	13

Data Room	27
De Minimis Amount	30
Deductible	30
Disclosure Schedule	21
Disclosures	17
Due Diligence	22

Effective Date	9
Equity Bridge	20
Exempted Claims	30

Facilities Agreement	6
Fairly Disclosed	27
Finance Documents	6
Finance Parties	23
Finance Parties’ Bank Account	23
Financing Collateral	7,8
Fundamental Guarantees	17
Further Disclosures	26

General DR USB Stick	27
Governmental Authority	12
Group	6
Group Companies	6
Guaranteed Obligations	39
Guarantor	6
Guarantor’s Guarantees	33

Indemnified Person	35
Insurer	31
Interest	9

Key Employees	6 of Exhibit 8.9
Knowledge Bearer	21

Leakage	20
Leased Real Property	6
Liability Cap	31
Liability Exclusion	31
Long Stop Date	16

Manager Resignation Letter	7
Material Agreements	4 of Exhibit 8.9

Notified Leakage Amount	10

Parties	6
Permit	10 of Exhibit 8.9
Permitted Claims	36
Permitted Leakage	20
Pre-Effective Date Tax Period	1 of Exhibit 12
Pro Rata Share	30
Purchase Price	9
Purchaser	5
Purchaser Claim	24
Purchaser’s Guarantees	33
Purchaser’s Related Parties	35
Purchaser’s Representatives	22
Purple Data Room	27
Purple DR USB Stick	27

Real Property Leases	6
Red Data Room	27
Red DR USB Stick	27

Scheduled Closing Date	14
Seller 1	5
Seller 2	5
Seller 3	5
Seller 4	5
Seller 5	5
Sellers	5
Sellers’ Bank Account	10
Sellers’ Covenants	23
Sellers’ Guarantee	17
Sellers’ Indemnification Claims	36
Sellers’ Knowledge	21
Sellers’ Representative	42
Share Capital	6
Share Transfer Instrument	8
Shareholder Loan	7
Shareholder Loan Receivable	8
Shareholder Loan Termination Agreement	9

4

Shareholders’ Matters	3 of Exhibit 8.9
Shareholders’ Resolution Company	8
Shareholders’ Resolution Triple C Holding GmbH	7
Shareholders’ Resolutions Group Companies	8
Sold Shares	6
Subsidiary	6
Subsidiary Equity Interests	19
Subsidies	11 of Exhibit 8.9
Substitute Purchaser	as defined in Section 19(e)

Tax	1 of Exhibit 12
Tax Audit	1 of Exhibit 12
Tax Authority	1 of Exhibit 12
Tax Return	1 of Exhibit 12
Tax Warranties	1 of Exhibit 12
Third Party Claim	28
Time Limitations	29
Top Customers	10
Transaction	6

Unaudited CCC Financial Statements	2 of Exhibit 8.9
Unaudited Company Trial Balances	2 of Exhibit 8.9
USB Sticks	27

VVG	29

W&I Insurance	31
Waiver	36

5

EXHIBIT 1-A

FORM OF BRING-DOWN CERTIFICATE

[see attached.]

Execution Venion Exhibit l·a -Form of Bring-Down Certificate-BRING-DOWN CERTIFICATE TELUS International (Cda) Inc., 510 West Georgia Street, Floor 7, Vancouver, British Columbia, V6B OM3, Canada (the "Purchaser") TO: RE: Sbare Purchase Agreement (the "SPA") dated as of [ •] December 2019 among Triple C Institutional Holding SA ("Seller 1"), Sunshine MEP "Beteiligungs GmbH & Co. KG ("Seller 2"), Uif Herbrechter ("Seller 3''), Thomas Kloibhofer ("Seller 4") and Christian Legat ("Seller S'', together with Sellers 1 through 4, the "Sellers''), tbe Purchaser and TELUS Communications Inc.(''Guarantor") [G]2020 DAlE: This Bring-Down certificate (this "Certificate") is being delivered by the Sellers to the Purchaser pursuant to Section 7.2(a) of the SPA. Capitalized tenns used but not defined in this Certificate wiD have the meanings ascribed to them in the SPA The undersigned Sellers, hereby confinn. to the Sellers' Knowledge that: Notwithstanding the "as of the date hereof' quaJifiers in the third sentence of Section 8.1 of the SPA and in the lead-in sentence of Section 2 of Exhibit 12 of theSPA, theSellers'Guarantees and the Tax Warranties are true and conect on and as of the date of this Certificate as though the Sellers' Guarantee and the Tax Warranties were made on and as of the date of this Certificate (except in case of any particular Sellers' Guarantee and any Tax Warranties that is expressly stated in the wording of such Sellers' Guarantee or Tax Warranty to relate to a particular date, which shaD only be true as of such date), except to the extent that any failure of any Sellers' Guarantee or Tax Warranty to be so true and correct has not had. individually or in the aggregate, a Material Adverse Effect, it being understood that this Certificate shall not establish any rights of the Purchaser against the Sellers, in particular not any rights to rescind or challenge or contest or nullify the SPA and shall not extent the liability of the Sellers towards the Purchaser under or in connection with the SPA beyond what has been explicitly agreed between the Partiesin the SPA. This Certificate may be delivered in origjnal or electronic fonn, and when so delivered will be deemed to be an original. [Signature page follows] Eli-DOCS\26746929.1

Execution Version Triple C Institutional Holding SA Signature Signature Name: Position: Name: Position: Sunshine MEP Betelligungs GmbH & Co. KG, represented by Sunshine MEP GmbH Signarure Name:Christian Legat Position:Managing director Thomas Kloibhofer, Signature Name:Thomas Kloibhofer Ulf Herbrecbter Christian Legat Signature Signature Name: Cfuistian Legat Narne:Ulf Her:brecbt.er EU-POCS\26746929.1

EXHIBIT 1-B

APPROVED FORECAST

[redacted][Description: content of Exhibit 1-B redacted.]

EXHIBIT 2.1(c)

SOLD SHARES

[redacted][Description: content of Exhibit 2.1(c) redacted.]

EXHIBIT 2.1(d)

SUBSIDIARY

[redacted][Description: content of Exhibit 2.1(d) redacted.]

EXHIBIT 2.2(a)

FACILITIES AGREEMENT

[redacted][Description: content of Exhibit 2.2(a) redacted.]

EXHIBIT 2.2(b)

FINANCING COLLATERAL

[redacted][Description: content of Exhibit 2.2(b) redacted.]

EXHIBIT 2.3(a)

SHAREHOLDER LOAN

[redacted][Description: content of Exhibit 2.3(a) redacted]

EXHIBIT 2.4-1

ADVISORY BOARD RESIGNATION LETTER

[redacted][Description: content of Exhibit 2.4-1 redacted.]

EXHIBIT 2.4-2

SHAREHOLDERS’ RESOLUTION TRIPLE C HOLDING GMBH

[redacted][Description: content of Exhibit 2.4-2 redacted.]

EXHIBIT 2.5-1

MANAGER RESIGNATION LETTER

[redacted][Description: content of Exhibit 2.5-1 redacted.]

EXHIBIT 2.5-2

SHAREHOLDERS RESOLUTION COMPANY

[redacted][Description: content of Exhibit 2.5-2 redacted.]

EXHIBIT 2.5-3

SHAREHOLDERS RESOLUTION GROUP COMPANIES

[redacted][Description: content of Exhibit 2.5-3 redacted.]

EXHIBIT 2.6

RELATED PARTY AGREEMENT

[redacted][Description: content of Exhibit 2.6 redacted.]

EXHIBIT 3.1(b)

SHARE TRANSFER INSTRUMENT

[redacted][Description: content of Exhibit 3.1(b) redacted.]

EXHIBIT 3.2(b)

SHAREHOLDER LOAN RECEIVABLE TRANSFER AGREEMENT

[redacted][Description: content of Exhibit 3.2(b) redacted.]

EXHIBIT 3.2(c)

SHAREHOLDER LOAN TERMINATION AGREEMENT

[redacted][Description: content of Exhibit 3.2(c) redacted.]

EXHIBIT 3.3

CERTAIN SELLERS’ CONSENT

[redacted][Description: title and content of Exhibit 3.3 redacted.]

EXHIBIT 3.4-1

CONSENT OF GENERAL MEETING OF THE COMPANY

[redacted][Description: content of Exhibit 3.4-1 redacted.]

EXHIBIT 3.4-2

CONSENT OF BOARD RESOLUTIONS OF THE COMPANY

[redacted][Description: content of Exhibit 3.4-2 redacted.]

EXHIBIT 5.2

SELLERS’ BANK ACCOUNT

[redacted][Description: content of Exhibit 5.2 redacted.]

EXHIBIT 7.3

CLOSING CONFIRMATION

[see attached.]

>UHGDFWHG@>'HVFULSWLRQ: SHUVRQDO LQIRUPDWLRQ UHGDFWHG.@ >UHGDFWHG@>'HVFULSWLRQ: SHUVRQDO LQIRUPDWLRQ UHGDFWHG.@ >UHGDFWHG@>'HVFULSWLRQ: SHUVRQDO LQIRUPDWLRQ UHGDFWHG.@

- 1-(the Sellers and the Purchaser are together referred to as the "'Parties", and each of them as a ''Party''). RECITALS (A) By way of a sale and purchase agreement regarding all shares of Triple C Holding SARL, a limited liability company (societe a responmbilite limitie) under the laws of Luxembourg, hav· ing its registered seat in Luxembourg (the "Company"),dated [ e ](together with allExhibits and Schedules thereto tbe "SPA"), the Sellers have sold and the Purchaser has purchased all shares in the Company as well as the Shareholder Loan Receivable. Capitalized terms used, but not defined otherwise herein shall have the same meaning ascribed to themin the SPA. (B) By executing this closing confinnation (the "Uosing Confirmation"), the Parties wish to con· firm the fulfillment or waiver of the C1osing Conditions, as the case may be, and the implemen tation of the Closing Actions pursuant to Clause 7.2 of the SPA and wish to confirm that the Closing has occurred. TIME ANDPLACE The Closing occurred on [ e ]at 10:00 hrs. (CET) (the "Closing Date") at the offices of Latham & Watkins LLP in Munich, MaximilianstraBe 13, 80539 Munich. in accordance with Sec tion 7.1of the SPA. CLOSING CONDmONS The Sellers and the Purchaser agree that the Closing Conditions as set forth under Section 6.1 of the SPA have been fulfilled or waived in accordance with the SPA: (C) 1. 2. The Clearances have been obtained in accordance with Section 6.1 of the SPA. Copies of the Clearances are attached hereto as Exhibit 2. CLOSING ACTIONS On the Closing Date the Sellers and the Purchaser (as the case may be) have taken, or caused to be taken, in prompt succession (Zug um Zug) the following Closing Actions in the sequence set forth below in accordance with Section 7.2 (a) to 7.2 (k) of the SPA or have waived the Closing Actions pursuant to Section 7.4 of the SPA: 3. (a) The Sellers delivered to the Purchaser the Bring-Down-Certificate; (b) The Purchaser paid an amount equal to the Purchase Price into the Sellers' Bank Account; (c) The Sellers and the Purchaser executed the Share Transfer Instrument; Seller 1 delivered to the Purchaser the Shareholder Loan Tennination Agreement; Seller 1 and the Purchaser executed the Shareholder Loan Receivable Transfer Agreement; (d) (e) FliDOCSotm060D.2 EU-DOCS\2:5'157114.4

- 2-(f) The Sellers delivered to the Purchaser duly executed Advisory Board Resignation Letters for each of [redacted](Description: names of members of Advisory Board redacted.] ; (g) The Sellers delivered to the Purchaser duly executed Manager Resignation Letters for each of the Company's Managers; (h) The Purchaser procured that the Shareholders' Resolution Triple C Holding GmbH is passed; The Purchaser passed the Shareholders' Resolution Company; and The Purchaser procured that the Shareholders' Resolutions Group Companies are passed. (i) fj) 4. COMPLETION The Sellers' Representative acting on behalf of all Sellers, and the Purchaser confirm that this confirmation constitutes the Closing Confirmation referred to in Section 7.3 of the SPA. con firming (i) the due fulfilment and/or waiver, as the case may be, of the Closing Conditions and (ii) the due performance and/or waiver, asthecase may be, of theClosing Actions, and (iii) that the Closing has thus occurred. S. S.l NUSCELLANEOUS This Closing Confirmation shall be governed by German law, excluding the German conflict of law rules and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG). Any possible current or future obligations between the Parties which fall under the EC Regulation No 86412007 on the Law Applicable to Non-Contractual Obliga tions (Rome ll) are also governed by German law.This Closing Conrtrmation is written in the English language. Tenns to which a German translation has been added in parentheses and italics shall be interpreted in accordance with such German translation alone disregarding the English tenn to which such Gennan translation relates. The legal effect of this Closing Confumation &hall be to serve as prima facie evidence that the Closing Condition has beenfulfilled and/or duly waived and that the Oosing Actions have been perfonned and/or duly waived. However, the execution of this Closing Confinnation shall not limit or prejudice any rights of the Parties arising under or inconnection with the SPA or under applicable law. 5.2 5.3 Any disputes between the Parties arising under or in coMection with this Closing Confmnation shall be settled in accordance with Section 20.2 of the SPA. [signaturs pages follow] FRDOCSOl/370600.2 BU-DOCS\25757114.4

-0-1N WITNESS WHEREOF, the Parties have caused this Closing Confumation to be executed as of the date first written above. Acknowledged and agreed on behalf of Triple C Institutional Holding SA By: Title: Acknowledged and agreed on behalf of Sunshine MEP Beteiligungs GmbH & Co.KG By: Title: Acknow1edged and agreed on behalf of UJf Herbrechter By: Title: Acknowledged and agreed on behalf of Thomas K1oibhofer By: Title: [Signature Pages to the Closing Confirmation] EU-DOCS\25757114.4

Acknowledged and agreed on behalf of Christian Legat By: Title: Acknowledged and agreed on behalf ofTELUS International (Cda) Inc. By: Title: [Signature Pages to the Closing Confu:mation] EU-DOCS\2S757ll4.4

EXHIBIT 8.8(c)(i)

EQUITY BRIDGE

[redacted][Description: content of Exhibit 8.8(c)(i) redacted.]

EXHIBIT 8.8(c)(vii)

PERMITTED LEAKAGE

[redacted][Description: content of Exhibit 8.8(c)(vii) redacted.]

EXHIBIT 8.9

FURTHER SELLERS’ GUARANTEES TO SELLERS’ KNOWLEDGE

1.             NO INSOLVENCY AND NO “ECONOMIC RE-ESTABLISHMENT”

No bankruptcy or insolvency proceedings have been initiated with respect to any Group Company and there are no circumstances that would justify the opening of or would oblige the management of a Group Company to apply for the opening of bankruptcy or insolvency proceedings with regard to any Group Company.

Where applicable, the legal requirements regarding “economic re-establishment” (wirtschaftliche Neugründung) relating to a Subsidiary have been complied with.

The Purchaser (i) has actual knowledge (positive Kenntnis) that the Group Companies set forth in Section 1 of the Disclosure Schedule have negative equity (negatives Eigenkapital) and are beneficiaries of certain letters of comfort (Patronatserklärungen) issued by the Group Companies as set forth in Section 1 of the Disclosure Schedule and (ii) agrees that this circumstance shall not result in a Breach of the Sellers’ Guarantee given in this Section 1 of this Exhibit 8.9.

2.             FINANCIAL STATEMENTS; ACCOUNTS RECEIVABLE; ABSENCE OF UNDISCLOSED LIABILITIES

(a)           Financial Statements.

The audited consolidated financial statements of the Triple C Holding GmbH consisting of an interim balance sheet as of 30 June 2019, and a profit and loss statement for the six-month period then ended (excluding the notes (Anhang)), copies of which are attached as Schedule 2 (the “CCC Financial Statements”), were prepared in all material respects in accordance with the German Commercial Code and give, subject to and in accordance with the German Commercial Code, in all material respects, a true and fair view of the assets and liabilities, financial condition and results of operations (vermittelt unter Beachtung der Grundsätze ordnungsgemäßer Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage) of the Group, taken as a whole, based on facts then known, as of the respective dates thereof and the periods indicated therein, except as may be disclosed in the notes thereto.

The audited financial statements of the Company consisting of a balance sheet as of December 31, 2018, and a profit and loss statement for the twelve-month period then ended (excluding the notes), copies of which are attached as Schedule 3 were prepared in all material respects in accordance with Luxembourg Generally Accepted Accounting Principles and applicable legal and regulatory requirements and give, subject to and in accordance with Luxembourg Generally Accepted Accounting Principles and applicable legal and regulatory requirements, in all material respects, a true and fair view of the assets and liabilities, financial condition and results of operations (vermittelt unter Beachtung der Grundsätze ordnungsgemäßer Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage) of the Company, based on facts then known.

The unaudited consolidated financial statements of the Triple C Holding GmbH consisting of an interim balance sheet as of October 31, 2019 and a profit and loss statements for the ten-month period then ended, copies of which are attached as Schedule 4 (the “Unaudited Financial Statements”), were prepared in all material respects in accordance with the German Commercial Code and do not, subject to and in accordance with the German Commercial Code, materially misstate the assets and liabilities, financial condition and results of operations of the Group, taken as a whole, based on facts then known, as of the respective dates thereof and the periods indicated therein, subject to normal year-end adjustments and except for the absence of notes thereto (none of which would be material).

The unaudited trial balances of the Company as of June 30, 2019, consisting of a list of profit and loss accounts as well as balance sheet accounts and the respective account balances as of June 30, 2019 and for the six-months period then ended, respectively, copies of which are attached as Schedule 5 (the “Unaudited Company Trial Balances”), were prepared for internal reporting purposes, but in all material respects in accordance with Luxembourg Generally Accepted Accounting Principles and applicable legal and regulatory requirements and, within the limitations of internal reporting principles and Luxembourg Generally Accepted Accounting Principles and applicable legal and regulatory requirements, do not materially misstate the assets and liabilities, financial condition and results of operations of the Company, based on facts then known.

For the avoidance of doubt: None of the Sellers’ Guarantees in this Section 2(a) of this Exhibit 8.9 shall be construed or interpreted to refer to the Signing Date or otherwise as an objective guarantee (objektive (Bilanz-)Garantie) with respect to the respective financial statements and where reference is made to a specific accounting standard in connection with a statement in this Section 2(a) of this Exhibit 8.9 (e.g., GAAP) only such accounting standard shall be relevant to determine whether or not, and how, any circumstances objectively existing as of the relevant reference date of the financial statements are to be reflected therein, including as regards the question as to whether and as of which time the subjective knowledge of such circumstances by a relevant person or relevant persons is decisive therefor; provided that the question whose knowledge is relevant shall also solely be determined by the relevant accounting standard referenced in the relevant statement.

(b)           Maintenance of Books and Records. The books, records and accounts of the Group Companies have been maintained in material compliance with applicable legal and accounting requirements, and such books, records and accounts accurately reflect, in all material respects, all transactions in respect of conduct of the business and the properties, assets and liabilities of the Group Companies.

(c)           Internal Controls. The Group Companies have maintained a customary reporting system in order to aggregate the information underlying the preparation of financial statements in accordance with applicable accounting rules.

(d)           Absence of Undisclosed Liabilities.

(i)            To the Sellers’ Knowledge, except as would not be material to the Group, taken as a whole, the Group Companies do not have any liabilities (whether accrued or unaccrued, or absolute or contingent) as of the respective dates of the CCC Financial Statements, the Unaudited Financial Statements and the Unaudited Company Trial Balances, respectively, and the periods indicated therein, except as may be disclosed in the notes thereto, in each case and if any (A) applying the respective general applicable accounting principles consistent with past practice, (B) including, with regard to the Financial CCC Statements, liabilities resulting from adjusting events (wertaufhellende Ereignisse) referring to the period until, but identified after, 30 June 2019 until the third (3rd) Business Day prior to the Signing Date if and to the extent set forth in Section 2(d) of the Disclosure Schedule and (C) other than (i) liabilities reflected on or set forth in the CCC Financial Statements and/or the Unaudited Financial Statements

and/or the Unaudited Company Trial Balances, and the notes thereto, as applicable and/or (ii) with regard to the CCC Financial Statements and/or the Unaudited Company Trial Balances, liabilities arising after 30 June 2019 and/or (iii) with regard to the Unaudited Financial Statements, liabilities arising after 31 October 2019 and/or (iv) liabilities as set forth in Section 2(d) of the Disclosure Schedule.

(ii)           To the Sellers’ Knowledge, the Company does not have any liabilities (whether accrued or unaccrued, or absolute or contingent) in excess of EUR 250,000 in the aggregate as of the date of the Unaudited Company Trial Balances and the periods indicated therein, in each case (A) applying the general applicable accounting principles consistent with past practice, and (B) other than (i) liabilities reflected on or set forth in the Unaudited Company Trial Balances and/or (ii) liabilities arising after 30 June 2019; and/or (iii) liabilities as set forth in Section 2(d) of the Disclosure Schedule.

3.             CONDUCT OF BUSINESS

Except as disclosed in Section 3 of the Disclosure Schedule and except for any transactions contemplated by or any facts or events disclosed in this Agreement, in the period from and including the Effective Date until and including the Closing Date (i) the business of the Group, as a whole, has been conducted in all material respects in the ordinary course of business and consistent with past practice (provided that any assistance and involvement of any of the Group Companies or any of their respective managing directors, employees, representatives, advisors and counsel in connection with the preparation of the Transaction, including Due Diligence, shall not be considered a Breach of this clause (i)) and (ii) none of the Group Companies has in deviation from, or as currently foreseen in, the Approved Forecast of the Group taken as a whole:

(a)           adopted any domination, profit and loss transfer or any other enterprise agreements (Unternehmensverträge) within the meaning of sections 291 and 292 of the German Stock Corporation Act (Aktiengesetz) or similar corporate agreements under the Laws of other jurisdictions, in each case involving any Group Company;

(b)           entered into any merger, split-off, spin-off, conversion or any other restructuring, recapitalization or reorganization, in particular under the German Transformation Act (Umwandlungsgesetz) or any equivalent provision under other applicable Laws, in each case involving any Group Company;

(c)           incurred any new financial indebtedness (including finance leasing) in excess of EUR 250,000 in the individual case and EUR 750,000 in the aggregate, in each case other than under the Finance Documents;

(d)           granted any new warranties, surety ships (Bürgschaften), letters of comfort (Patronatserklärungen), performance or warranty bonds or other security agreements securing a liability or obligation in excess of EUR 250,000 in the individual case and EUR 750,000 in the aggregate;

(e)           materially amended in a manner adverse to the Group or terminated any Material Agreement, except (i) with regard to any extensions of the terms of any Material Agreement or (ii) in the case of an amendment, in the ordinary course of business consistent with past practice;

(f)            entered into any agreement which, if it had been executed on the date hereof, would be a Material Agreement (except in the ordinary course of business, consistent with past practice);

(g)           entered into any profit-sharing schemes (including share options, phantom stocks, profit participating schemes or similar schemes of any kind);

(h)           issued any Equity Interests;

(i)            entered into any collective agreements with unions, works councils or other employee representative bodies other than industry wide collective bargaining agreements (Flächentarifverträge) or in the ordinary course of business consistent with past practice;

(j)            increased the rate of compensation or benefits (other than customary periodic raises in base salary not to exceed 10% individually in the ordinary course of business) of, or paid or agreed to pay any benefit to, (i) present or former directors or officers or (ii) employees of the Group, except, in each case, (A) as is required by any collective bargaining agreement existing as of the date hereof, or any agreement, policy, program or arrangement of the Group existing as of the date hereof or (B) in the ordinary course of business and consistent with past practice;

(k)           entered into a form of disposal, e.g., by way of sale, assignment, lease, license, in each case outside the ordinary course of business, of any fixed or intangible assets other than transactions among Group Companies, for a value exceeding EUR 250,000 in the individual case;

(l)            entered into any new commitments for capital expenditures in excess of EUR 250,000 individually;

(m)          canceled or reduced any material insurance coverage;

(n)           settled, compromised, failed to exercise, waived or released any material claim in excess of EUR 50,000 individually; or

(o)           granted any discounts or credits except as foreseen in currently existing agreements in excess of EUR 250,000 in an individual case;

(p)           canceled, settled or waived any claim or pending or threatened litigation or arbitration involving the Group Company exceeding EUR 50,000 in the individual case;

(q)           made, or incurred any liability to make, any payment of any bonus, extra compensation, severance payment or other special incentive to any third party, including any managing director, board member or employee of any Group Company otherwise deviating from past practice and outside the ordinary course of business, in relation to (B) however only to the extent such payments exceed an amount of EUR 10,000 in the individual case or EUR 25,000 in the aggregate;

(r)            entered into any Related Party Agreement; or

(s)            agreed to do any of the foregoing.

The items set forth under lit. (a), (b), (h), (r) and (s) (but only to the extent applicable or referring to the actions set forth in (a), (b), (h) and (r)) shall together be referred to as “Shareholders’ Matters”)).

4.             MATERIAL AGREEMENTS

(a)           Section 4(a) of the Disclosure Schedule (which is arranged in subsections corresponding with the subsections of this Section 4(a)) sets forth a complete list, as of the date hereof, of the following agreements (excluding (x) agreements under which all principal obligations (Hauptleistungspflichten) have been fully performed, and (y) agreements exclusively between or among Group Companies) to which a Group Company is a party (such agreements, the “Material Agreements”):

(i)            Agreements regarding joint ventures and strategic alliances (other than marketing co-operations);

(ii)           (A) The Finance Documents and (B) any other credit agreements and other instruments evidencing financial indebtedness (including finance leasing), except, in the case of clause (B), if, as of the date hereof, the aggregate indebtedness under such other credit and instruments is less than EUR 750,000;

(iii)          Warranties, surety ships (Bürgschaften), letters of comfort (Patronatserklärungen), performance or warranty bonds or other security agreements securing a liability or obligation (A) in each individual case, in excess of EUR 250,000 (in words: two hundred fifty thousand Euros) and (B) in all other cases, except, in the case of clause (B), if, as of the date hereof, the aggregate indebtedness under the agreements referred to in this Section 4(a)(iii) is less than EUR 750,000;

(iv)          Written agreements (other than by e-mail) with the customers of the Group with an annual contract value exceeding EUR 5,000,000 (in words: five million Euros) in the individual case;

(v)           Other agreements (excluding customer agreements) with an annual volume or an annualized expense level exceeding EUR 500,000 (in words: five hundred thousand Euros) in the individual case in the financial year 2019;

(vi)          Agreements with the Top 15 Customers or material suppliers with restrictive covenants outside the ordinary course of business; and

(vii)         Agreements with a Governmental Authority.

(b)           Complete copies of all Material Agreements and Real Property Leases (including any amendments and supplements) as of the date hereof have been made available to the Purchaser.

(c)           (i) As of the date hereof, all Material Agreements and Real Property Leases are in full force and effect, (ii) as of the date hereof, no counterparty to a Material Agreement or Real Property Lease has given written notice of termination or indicated in writing that it will give notice of termination, (iii) no Group Company being a party to a Material Agreement or Real Property Lease is, or was within the last two (2) years prior to the Signing Date or the Closing Date, in material default of a Material Agreement or Real Property Lease, and (iv) no other party to a Material Agreement or Real Property Lease is in material default of such Material Agreement or Real Property Lease; provided, however, that for the avoidance of doubt, any failure by any Group Company to maintain agreed key performance indicator targets or similar obligations under any customer agreement and any malus charges or other charges, remuneration reductions, fees of costs incurred by any Group Company under any customer agreements, caused by of arisen in connection with such failure shall not be considered a material default.

5.             REAL ESTATE

(a)           None of the Group Companies owns any real estate.

(b)           Section 5(b) of the Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of all material leases and subleases for real property leased or subleased by or from any Group company (except for parking lots for cars and parking space for bicycles) (all such leases and subleases, whether or not material, including all modifications, extensions, amendments or supplements thereto, the “Real Property Leases” and, any real property leased or subleased by any Group Company thereunder, the “Leased Real Property”).

(c)           The buildings, structures and equipment comprising the Leased Real Property are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry, giving due account to the age and length of use of same, ordinary wear and tear expected.

6.             EMPLOYMENT

(a)           As of the date hereof, (i) the service/employment agreements of the managing directors of the Group Companies listed in Section 6(a) of the Disclosure Schedule (“Key Employees”) are in full force and effect, and (ii) no party to such agreement has given notice of termination in writing.

(b)           Section 6(b) of the Disclosure Schedule contains a complete and correct overview, as of the date hereof, on a full time equivalent (FTE) basis, that sets forth as of October 30, 2019 (i) the number of permanent and temporary employees each Group Company has and (ii) the total number of leased employees (Leiharbeitnehmer) and freelancers (freie Mitarbeiter) each Group Company has.

(c)           Part 1 of Section 6(c) of the Disclosure Schedule sets forts a correct and complete list of all collective bargaining agreements (Tarifverträge), works agreements (Betriebsvereinbarungen) and similar agreements with unions, works councils and other employee representation bodies under German or non-German Laws that are applicable to the Group Companies. Part 2 of Section 6(c) of the Disclosure Schedule sets forth each such agreement applicable to any of the Group Companies which contains:

(i)            clauses providing for special benefits or incentives in case of a change-of-control of a Group Company;

(ii)           limitations on a Group Company’s ability to terminate employment agreements, including by providing for severance payments; or

(iii)          obligations of a Group Company to make specific investments or to guarantee a certain number of employees, whether at one or several specific sites.

(d)           Section 6(d) of the Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of all social plans (Sozialpläne) or reconciliations of interests (Interessenausgleiche), or comparable agreements under German or similar non-German Law, dealing with mass layoffs since January 1, 2017, which entailed or entail cost and expenses for any Group Company reasonably estimated to exceed in the individual case of such layoff an amount of EUR 10,000.

(e)           Section 6(e) of the Disclosure Schedule sets forth, on an anonymous basis, a complete and correct list of all employees of the Group Companies, who are pursuant to their respective individual employment or service contracts with a Group Company entitled to special benefits or bonuses, or special termination rights, in each case, in respect of the consummation of the Transaction only.

(f)            No profit-sharing schemes (including share options, phantom stocks, profit participating schemes or similar schemes of any kind) exist for any employees of the Group Companies (excluding the executive management) entered into with a Group Company, in each case which would result in a payment obligation of any of the Group Companies, with a value in excess of EUR 10,000 in the individual case.

(g)           Except for mandatory statutory benefit schemes, Section 6(g) of the Disclosure Schedule sets forth, with respect to each Group Company, a correct and complete list of all agreements, schemes and plans, whether of an individual or collective nature (including commitments based on works custom (betriebliche Übung) or similar non-German principles) under which such Group Company has any obligations to provide a company pension (betriebliche Altersversorgung). All obligations under or in connection with pension schemes pertaining to periods prior to the Effective Date have either been fulfilled or are fully funded, or have been reflected by the establishment of appropriate reserves in the CCC Financial Statements. All payments owed to external pension carriers (in particular pension funds and insurance companies) have been duly made. All Group Companies have fully complied with the terms and conditions of pension schemes. All company pensions to be provided by any Group Company have been adjusted regularly if and to the extent mandatorily required by Section 16 of the German Company Pension Act (Betriebsrentengesetz) or applicable similar non-German Laws.

(h)           As of the date hereof, (i) there has been no work accident on the premises of any Group Company since January 1, 2017 which individual work accident caused liabilities of a Group Company to one or more injured employees in excess of EUR 10,000, and (ii) no Governmental Authority has requested in writing that a Group Company implement measures not yet implemented as a consequence of any work accident the implementation of which individual measures involve expenditures in excess of EUR 15,000.

(i)            All Group Companies have since January 1, 2017, complied and are in all material respects in compliance with Laws applicable to the respective Group Company relating to employment, labor and the workplace, wages, hours, collective bargaining, occupational safety and health, equal employment opportunity, equal treatment, discrimination in employment, and terms and conditions of employment and employee data protection.

(j)            Section 6(j) of the Disclosure Schedule sets forth a complete and correct list of all employee lease agencies (Leiharbeitsunternehmen) that currently lease leased employees (Leiharbeitnehmer) to a Group Company with an annual contract value exceeding EUR 300,000 (in words: three hundred thousand Euros). All employee lease agencies (Lei-harbeitsunternehmen) from which leased employees (Leiharbeitnehmer) are leased in Germany have proper employee leasing permits (Erlaubnis zur Arbeitsnehmerüberlas-sung). All Group Companies do comply with all provisions of the German Act on Temporary Work (Arbeitnehmerüberlassungsgesetz) or applicable similar non-German Laws regarding temporary workers. The Group Companies maintain adequate systems of internal controls designed to ensure that the Group Companies comply with all applicable Laws pertaining to leased employees (Leiharbeitnehmer) and freelancers (freie Mitarbeiter) or comparable persons rendering work or service to a Group Company outside Germany, that such persons are correctly classified as leased employee or free-lancer and that no such person becomes an employee of a Group Company (except in case a Group Company decides to voluntarily offer employment to such a person). No leased employee (Leiharbeitnehmer) or freelancer (freie Mitarbeiter) is or will become, as a result of facts, events or circumstances existing or having occurred on or before the date hereof, an employee of any of the Group Companies.

7.             INSURANCE

(a)           All insurance premiums due thereon have been paid in full and the Group Companies have otherwise complied in all material respects with the terms and conditions of all such policies. No notice of cancellation or termination of any material insurance policy has been issued or received by any of the Group Companies in writing.

(b)           Section 7(b) of the Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all company liability insurance policies of the Group Companies, the contract parties, the insured risk, and the insurance coverage. All such insurance policies are in full force and effect.

(c)           In the last two (2) years preceding the Signing Date, there has been no insurance claim (Versicherungsfall) made by the Group Companies of more than EUR 200,000 (in words: two hundred thousand Euros) in the individual case. During the last two years prior to the Signing Date, there have been no material claims by any of the Group Companies pending under any of such policies as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies.

8.             INTELLECTUAL PROPERTY RIGHTS

(a)           Section 8(a) of the Disclosure Schedule sets forth a true and complete list of all (i) IP Rights owned or purported to be owned by the Group Companies (the “Owned IP Rights”) registered or applied for before a Governmental Authority, including for each such item the applicable jurisdiction of application/registration, owner, application or registration number, and date of filing or issuance and (ii) any IP Rights to which the each of the Group Companies is granted a right to use through a license, sublicense, covenant not to sue or other agreement, other than to off-the-shelf Software that is generally commercially available in the ordinary course of business requiring annual license fee payments from the Group Companies below EUR 500,000 per annum (“IP License”). All Owned IP Rights are exclusively owned by the Group Companies free and clear of all encumbrances and exclusive licenses and, to the extent Registered, are Registered on behalf of the Group Companies as set forth in Section 8(a) of the Disclosure Schedule. All Owned IP Rights (A) that are Registered have not lapsed, expired or been abandoned, and are not the subject of any opposition, interference, cancellation or other proceeding (other than routine office actions) before any Governmental Authority, and (B) are subsisting, valid and enforceable. Each IP License is in full force and effect in all material respects. The register fees for all Registered Owned IP Rights have been paid when due.

(b)           The Owned IP Rights, together with any IP License or other IP Rights the Group Companies may lawfully own or use, are sufficient and constitute all the IP Rights necessary for the conduct of the business of the Group Companies as currently conducted and as contemplated to be conducted.

(c)           There are no actions, claims, suits, proceedings or investigations pending and no claims have been asserted in writing or, are threatened by any person or by any of the Group Companies with respect to the ownership, use, infringement, misappropriation, violation, validity, enforceability or registrability of the Owned IP Rights or the IP Rights of such person. No person is infringing, misappropriating or otherwise violating any Owned IP Rights. The conduct of the businesses of the Group Companies has not in the last six (6) years, and does not, infringe, misappropriate or otherwise violate the IP Rights of any person.

(d)           (i) None of the Group Companies is subject to any pending judgement, injunction, order or decree issued against any Group Company which restricts the use of the Owned IP

Rights by it; (ii) no third party is currently challenging the validity, enforceability, ownership or registerability of the Owned IP Rights and (iii) none of the Group Companies is currently challenging the validity, enforceability, ownership or registerability of any IP Rights of a third party.

(e)           Each of the Group Companies has taken all commercially reasonable measures necessary to maintain and protect the confidentiality and value of the confidential information and trade secrets.

9.             INFORMATION TECHNOLOGY AND DATA PRIVACY

(a)           The Group IT Assets are owned by, or properly licensed, leased or supplied to, the Group Companies. No Group Company has, since January 1, 2017, received written notice from a third party alleging that a Group Company is in default under any material third party contract under which any Group IT Asset is licensed, leased, supplied, maintained or supported to or for any Group Company.

(b)           All Group IT Assets operate and perform in all material respects as necessary for the conduct of the businesses of the Group Companies as currently conducted, and in accordance with their documentation and functional specifications. The Group Companies have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices. No person has gained unauthorized access to any Group IT Assets or the information contained therein.

(c)           Since January 1, 2017, the Group Companies have not suffered any material business disruptions or loss of data caused by any malfunction of the Group IT Assets or information and communication technologies used by the Group Companies to conduct the Business, including hardware, Software and networks, and do not contain any viruses or similar contaminants.

(d)           None of the Software that is distributed or made available to third parties by the Group Companies incorporates or is distributed with any “free software,” “open source software” or other Software provided under similar licensing or distribution terms (“Open Source Software”) in a manner that would require the Group Companies to make any material portion of that Software’s source code (other than the source code to such Open Source Software) to be disclosed, licensed, publicly distributed or dedicated to the public. All source code and other documentation concerning Software owned by the Group Companies or contained in any of its products is correct, complete and documented in a manner that would enable a software developer of reasonable skill to understand, modify, debug, enhance, compile, support and otherwise utilize the Software without reference to other sources of information. No source code owned by the Group Companies has been delivered or licensed to any other person, or is subject to any source code escrow or assignment obligation.

(e)           The Group Companies are, and have at all times since January 1, 2018 been, in all material respects in compliance with all applicable Privacy Laws in the operation of the Business and the Processing of Personal Information. No material claim, action, proceeding, suit or investigation (i) is pending by or against the Group Companies or (ii) since January 1, 2018, has been threatened in writing by or against the Group Companies alleging a violation of any person’s privacy, personal or confidentiality rights under any such Laws applicable to the respective Group Company.

(f)            The Group Companies have at all times in the last five (5) years maintained in place commercially reasonable security measures, controls, technologies, polices and safeguards sufficient to adequately protect Personal Information.

10.          PROCEEDINGS / COMPLIANCE WITH LAWS

(a)           (i) No litigation is pending before, and there are no proceedings or investigations or other investigations ongoing by, any Governmental Authority, in which a Group Company is involved as defendant, with a preliminary value (vorläufiger Streit- oder Gegenstandswert) or amount in dispute in each individual case in excess of EUR 250,000 (in words: two hundred fifty thousand Euros), and (ii) no such litigation, proceedings or investigations have been threatened in writing.

(b)           None of the Group Companies is, or has at any time since January 1, 2018, been, in material violation of any Law applicable to the respective Group Company or governmental order applicable to it. Since January 1, 2018, none of the Group Companies has received written notice of any material violation by a Group Company of any Law applicable to the respective Group Company or Governmental Order.

(c)           (i) The Group Companies have all material governmental permits and authorizations (each, a “Permit”) required to conduct their business in all material respects as currently conducted and (ii) no such Permit has been cancelled or revoked.

(d)           (i) Since January 1, 2018, none of the Group Companies has made, and (ii) in the last two (2) years prior to the Signing Date, no managing director or employee of a Group Company has made, directly or indirectly, any payment, loan or gift (or any offer, promise or authorization of any such payment, loan or gift) of any money or anything of value to or for the use of any government official, or used or uses his or her influence with a government or instrumentality thereof, in order to affect any act or decision of such government or instrumentality or to assist any party in obtaining or retaining business or an improper benefit of any of the Group Companies. There has been in the last two (2) years prior to the Signing Date and the Closing Date no, and there is as at the Signing Date and the Closing Date no governmental inquiry or investigation or actual lawsuit by any person, or any internal investigation, relating to any violation of applicable anti-corruption Laws by any Group Company, or any of its managing directors or employees.

11.          TOP CUSTOMERS

Section 11 of the Disclosure Schedule sets forth the 15 largest customers of the Group measured by revenues in the calendar year 2018 (the “Top Customers”). Since January 1, 2019, no Group Company has received from any Top Customer a written notice stating that such customer intends to terminate or change materially, in a manner adverse to the Group, its relationship with the Group, excluding any written communications from such a customer seeking or stating its intent to seek a reduction in the price it pays for the services it receives from the Group.

12.          PUBLIC SUBSIDIES

The Group Companies are in material compliance with any public grants (Zuschüsse), allowances, aids (Beihilfen), other subsidies (Subventionen) or reliefs from charges (Befreiungsbescheide) granted by any domestic or foreign Governmental Authority (collectively, “Subsidies”) exceeding EUR 250,000 in the individual case granted to them and the relevant authorities have not terminated, revoked, withdrawn or otherwise cancelled in writing any of such Subsidies.

13.          INFORMATION FOR CLEARANCE

The information provided upon the request of the Purchaser or its advisors by or on behalf of the Company, the Sellers or any of their representatives to the Purchaser and/or its advisors prior to the Signing Date concerning the Company and/or its Subsidiaries with respect to, and in preparation of, filings to obtain the Clearance (including the breakdown of revenues per country) is complete and correct.

EXHIBIT 8.10(a)

KNOWLEDGE BEARER

[redacted][Description: content of Exhibit 8.10(a) redacted.]

EXHIBIT 8.10(b)

INQUIRED INDIVIDUAL

[redacted][Description: content of Exhibit 8.10(b) redacted.]

EXHIBIT 9.5

LIST OF SURVIVING RELATED PARTY AGREEMENTS

[redacted][Description: content of Exhibit 9.5 redacted.]

EXHIBIT 11.4

PRO RATA SHARES

[redacted][Description: content of Exhibit 11.4 redacted.]

EXHIBIT 12

TAX WARRANTIES

1.             DEFINITIONS

“Pre-Effective Date Tax Period” means any taxable period (Veranlagungszeiträume, Erhebungszeiträume, Voranmeldungszeiträume) or portion of a Straddle Period ending on the date immediately preceding the Effective Date (i.e., excluding) the Effective Date.

“Straddle Period” means any taxable period beginning before, and ending on or after, the Effective Date.

“Tax” means (i) any net income, profits, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, value added, franchise, profits, license, capital, withholding, payroll and employment tax as well as social security contributions (Sozialversicherungsbeiträge) and customs (Zölle), including any statutory secondary liability (Haftung) for Taxes, in each case if imposed by any federal, national, state, local or municipal Tax Authority, as well as (ii) any and all statutory penalties, interest, special charges for late payment or late performance (Verzugszinsen oder Säumniszuschläge) or any other statutory incidental payments (in particular any ancillary charges (steuerliche Nebenleistungen), in each case if related to the forenamed taxes or customs under (i)). For the avoidance of doubt, it is the common understanding that deferred taxes (latente Steuern) are not taxes within the meaning of this definition.

“Tax Audit” means any Tax audit and any comparable examination or investigation by any Tax Authority.

“Tax Authority” means any public authority competent to impose any liability in respect of Taxes or responsible for the administration and/or collection of Taxes or the enforcement of any Law in relation to Taxes.

“Tax Return” means any return, declaration, election, report and schedule form filed or required to be filed by a Group Company for Taxes relating to a Pre-Effective Date Tax Period.

“Tax Warranties” has the meaning given to it in Section 2 of this Exhibit 12.

2.             TAX WARRANTIES

Except as disclosed in Schedule 2 to this Exhibit 12, each Seller hereby represents and warrants to the Purchaser by way of an independent guarantee undertaking (selbständiges Garantieversprechen) pursuant to Section 311 (1) BGB that the statements set forth below are true and accurate as of the date hereof (the “Tax Warranties”):

(a)           To the Sellers’ Knowledge, all Group Companies have timely (including all available extensions) filed all Tax Returns relating to a Pre-Effective Date Tax Period that are required to be filed by them under applicable laws with the appropriate Tax Authority, and all such Tax Returns were true, correct and complete in all material respects.

(b)           To the Sellers’ Knowledge, the Group Companies have timely (including all available extensions) paid all Taxes that have become due and payable by them, other than Taxes for which a suspension of enforcement of Tax payment obligation (Aussetzung der Vollziehung) or comparable suspension pursuant to the laws of a non-German jurisdiction has been granted/was in place.

(c)           To the Sellers’ Knowledge, since the Effective Date, none of the Group Companies has changed any material election right in respect of Taxes, changed any material

1

accounting method in respect of Taxes, surrendered a right to a material credit or material refund of Taxes, entered into any Tax sharing agreement, amended any material Tax Return (unless required by applicable Law) or prepared any material Tax Return of the Group Companies in a manner that is inconsistent with the past practice of the Group Companies (unless the applicable Tax Laws and procedures were not respected in the past practice of the Group Companies).

(d)           To the Sellers’ Knowledge, the Group Companies have, or have caused to be, withheld or collected all material Taxes from payments to their employees, shareholders, creditors, agents, contractors or other third parties as required by applicable law and have remitted such amounts to the competent Tax Authority in accordance with applicable law.

(e)           To the Sellers’ Knowledge, other than those disclosed in Schedule 2(e) to Exhibit 12, no Tax Audit or criminal tax proceeding (Steuerstrafverfahren) with respect to any Taxes of the Group Companies is currently pending or in progress, and no such Tax Audit or criminal tax proceeding has been threatened in writing by a Tax Authority.

(f)            To the Sellers’ Knowledge, no Group Company has (i) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes (for the avoidance of doubt: the foregoing does not include any extensions for the self-assessment regarding VAT) which waiver or consent remains outstanding, and no such waiver or consent is pending, or (ii) received or applied for a ruling relating to any Taxes which could be binding on Purchaser or any of its Affiliates (including the Group Companies) after the Closing.

(g)           To the Sellers’ Knowledge, within the last five (5) years, no written claim has been made by any Tax Authority in a jurisdiction in which a Group Company does neither file Tax Returns nor pay Taxes that the applicable Group Company may be required to file Tax Returns or pay Taxes in such jurisdiction.

(h)           To the Sellers’ Knowledge, none of the Group Companies has, in the meaning of the applicable Tax law, a permanent establishment (Betriebsstätte) or dependent agent (ständiger Vertreter) (outside the jurisdiction in which it has its registered offices (Sitz).

(i)            To the Sellers’ Knowledge, each of the Group Companies is resident for income tax purposes (steuerlich ansässig im Sinne einer unbeschränkten (Ertrags-)Steuerpflicht) solely in the jurisdiction of its registered offices (Sitz).

3.             LIMITATIONS, MISCELLANEOUS

The provisions in Sections 10 and 11 shall apply (directly or mutatis mutandis, as applicable) to any claims of the Purchaser pursuant to this Exhibit 12; for the avoidance of doubt, for this purpose, Tax Warranties shall be read and treated as Sellers’ Guarantees when applying Sections 10 and 11 to this Exhibit 12.

* * * * *

2

EXHIBIT 13(g)

LIST OF PURCHASER KNOWLEDGE BEARER

[redacted][Description: content of Exhibit 13(g) redacted.]

EXHIBIT 15.2(b)

WAIVER

[redacted][Description: content of Exhibit 15.2(b) redacted.]

EXHIBIT 17(d)-1

FORM OF PRESS RELEASE - PURCHASER

[see attached.]

s· £TE International PAESSRE E NORTH AMERICA, I;UAOPE TELUS tn naUo acquire Com.ce Call ter Merger addsrrt scs/e, enhanctJS its digitally-integrated solutions polffoNo,and expands Its Eu UjHisn pi8senoe An elevated ente!pfise value of flP/JroxlmatBiy US.B b/Uion positions TELUS lntBI'IJIItlona/ for a futw& kJitlaJ public offeringin the next t2months · Vegaa. Nevilda ( rnber 4, 2018)-IELUS International,a customer experience Innovator th$t designs, b.ulls and deliVers next..ganeration digital solutions for globalbrandIs pleased to announce pl ns tQ acciulre Competence Cali Center (CCC), aleaciliig provider of higher-value·a!;kied·busines& services with afocus on customer relatlonshJp management and content moderation. The ltlon will be the most alzeat?te tnit1saot1on In TE US lntematlonars history at a pui'Chase price of approximately E915 miliion, the equivalent of !iPproximately US$1 billion (approximately C$1.3bUUon),subject to customary Closing adjustments. Once Cdfnpleted, the merger with CCC Is expect KUo sul;lstantiallyIncrease TELUS lnternatlonaf's enterprise valto ldlmlteiV U$$a8 billion (Qpproxirriatefy C$5.0 bii{IQn),further enabling the company's shareholders,includinTELUS Corporation and funds liffllated wl1h Baring Private Equity Asia (B.PEA}, to bolster the oontlnl),ci advancement.Qf TELUS International's successfulgr.owth etrat thi'9!Jgl'), a, potential future ir.dtlal public offering targeted '"' the next 12·24 months. A lDis·•1-.JsHW b\l1EL\14Hlfimr6o·'Provides additional details regarding the proposed acqui$ltlon. ''TocJay's annouflC8ment antlclp te'yet another exclttng milestone In our company and team's abiDty to amplify our drive and momentum to provide the dl ltally-enabled, high-touch customer experiences that are In growing demand by today's consumers, J)Elrtlcularly Inhigh-demand Germanlanguage aupport and the hlgh growth area of content moderation," said Jeff Puritt, President and CEO,TELUS International. "Post-merger,TELUS lrternatlonal's size,scope and reach will grow to encompass aknost 50,000 of the most Inspired team members, ng customer experience, digtransformation,content moderation. IT litecycle, advisory and digitaloonsulting,risk management, and back·offlce supPQrt In over -50 languages from more than 50 delivery centers In 20 countries across North and Central America, Europe and Asia."

FoundedIn 1998 In Austria, CCC Is headquartered today In Berlil, Germany and provides Its award wiMing services across 11European countries, with more than 8,5QO employees.lhelr geographic footprint wiU expand TELUS lntematlonars global ch to an additional1o countries'.CCC partners with industry-leadirig globalbrands primarily from fast-growing technology,media and tele mmuntcatlons, retail,and travel and hospitality sectors - key growth ver11cals for TELUS International. The acquisition of CCC will result In a slzeable diversification of TELUS International's operations and client base In Europe. Under the agreeTEWS International wll fufly acquire CCC.The acquiSition Is expected to doSe In the early part of .the first qtarter of 2020. "This Is ao tlng day for QUr entire Competence CallCenter team as we look ahead to joining oar two companies'Ike-minded caring cultures focused on team merilbar develOpment and engagement to drive c1,.1$l0mer service excelleoce,• said Christian legat, CEO,CCC."We share the TELUS International team's paaetor1ata commitment to putting customer'& first and are looklrig ·torwarcito coming together as one organizatl.on to fy thepower, reach and pertQnnance of our eomblried capablfttles fQr the benefit of our clients and our teams.• oncethe·merger Is completed,T LUS lntematlolwill be a leader among the largest business services providers globally,• cont nuPuritl •Importantly,in addition to th.e e eable·atrat lc and financial value we expect to re$1ize through the ciQse of ttll8 acquisition, we w!ll simultaneously seize the·opportunity to broaqen1reach of our COITITIU!1i'ty gMng to tnc.Jude the Incremental regions where we wlllsoon operate in order to CQritrlbute meantngfuly to heatthy, thriving and sustainable local eoonr;nriles and communities where our new team menibers ive, wolit anr8lse their famlll88.11 About$ lnte lanal TELUS lntematlonalfocU88i8 onthe value of human connectionto design,buHd and deliver high-teCh, touOh custOmer experiences powerednexl1J8n digit 891 .With atmQst 4Q,000 team members and delvery C8!"fter& aNorth"and Celitrai.Amerfca, E!Jrope and A•.TEl,US International empowers customer experience Innovation through digital enabl.splrlted teamwork, agile thinking, d a caring·culture that.putS customers first The c ny's eolutkms cover custOmer experience, digital transfQnnatlon, lT llfecycle, advisory and digconsulting, risk m.anagement, and back-office support. Fueling any stage of company growth,TELUS International partners with some of the world's most dfsn,sptive brands from fast-growing tech, financial services and flntech, games,travel and hospltallty,and las.The company serves dlents In over 40I$19Jage&.leam more at health<:are telusintemationa.lcom About TELUS TELUS (TSX:T,NYSE.: TU) Is a dynamic, worfd-leadlng communications and Information technology company wi1h C$14.6 billlon·ln l)tlnual revenue and 14.5 milfton customer connections spanning wl ess. data, IP, voice, television, entertainment, video and security.We leverage our global-leading technology to enable remarkable human outcom.Our longstanding commitment to putting our customers first fUels everyof our busfness, making us adstlnct leader In customer service excellence andloyalty. 1Au8lrfa, Boanla & HeiZegOV!na, Franca, Germany, Latvia, Poland, (Romania-TaUS lnlemalional t.l exidng sllea),Slovakia, Spain. SWitzeltand, Turkey

TELUS Health ls canada's largest heaJthcare IT provider,and TaUS Internationaldelivers the most innovative business process solutions to some of the world's most estabil shed brands. Driven by our passionate socialpurpose to connect a11·Canadians for good,our deeply meaningfuland enduring phlloaophy to give where we live hInspired our team members and retirees to contribute more than C$700 mllllan and 1.3 million days of sefVIce since 2000.This unprecedented generosity and unparallelvolunteeriam have made.TaUS the most giving company In the wortd. For more lnfonnation about TEWS,pi•a visit telus.QQm. Aba'-'t Baring Prlvlita:Equity Ia Baring Prlv.ate Equity Asi(BPEA) Is one of the largest and most established private alternative investment fln'ns In Aala, with total coiMlltted capital of over US$18 blRkln.The firm.runs a private equity Investment progrJm, ring and providing gl'QWth Cllphal to compariles for expansion or acC.Llialtlona with a partlculetr focus on the Asia Pacific region,· as well as InvestingInto con\panles.globally fllat can benfrQm further EDCi)ansJC?n Into the Alta Pacific region.BPEA 'allio rrnanages dadlcatfunds focused on private real eatate and private credit. The firm has a 22 year history and QVer 180 employees Jo ed aoross Qfflces In t.tong Kong, ChiIndia,.SlandAuatra!la. P·EA currently has CNer 40 portfolio COmPanieS active acrQss AsJ8 wfth atC:Jtal of 220,000 employee&.and Sales of approximately I,JS$3biiUon.·For I'TI()re lntQ tl.please visit bpe-asia.com: Fonvard-lc;K»klng:. e *-laments abolrt expectecf tutu enti, including ememrelating to the Thl aQqulsitiOn Qf eornpetimce CallCarner (CCC) byiSLUS l bnal,expected timing of the transaction,the ecled benefits of the tranSaqtlon and plana for .Sintegration (Including statements regarding COC'a expected ueand1"ELUS International'$ 201combined reVenue ancf'EBITOA), entf«l pia.,.'""'.timing of .nWtla.lp l:111c;: offering (IPoJ by TSLl,JS lnternatiooal as weD as the expected enterp,rise ua of usl.rtljm..JOni!following the·!lequlaltlon. BythE!ir natur.e,forward loOking taternents·requiremusto make fumptions and pr8dicuone and are 8to hherent risks ahcl rtaimlea.Thtre can bfie> assu nC. ttle,t t.e Qcqulaitton wm be cohipl ed as expected or upon the tenns and conditions described In thl!l n ws release,thareq1,1lred regulalory approvals willbe qr'exd bQ.Qf the tra""-l?liQn (Including the o.bta!ned,that ctfin e te e)(peQtedlncreastO taus lnttm1e Vldue) Will lz.or lhfU an IPO by T'El.us all, There.I$ $1griflqant rfak the'the forward:-!Ookq wflhln targ Eid te at· will. rt ent8wlli not'prove to be rate,TforWard-looking St lnent& containin this new• release descriour exp atiQni fit the date of this new' "'lea&'i» ahd,f¢00n;tlngly,are subject to change after such date.ReaderiIre cautic;med not to·ptace undue reie on forward-looking statements as a number of faqtors could caUse actual future,events to differ me,terlaly from those $Xpi' aedInthe torward4ookina atatem .Accordingly, this neW& rel•e 1s subject to the aiSC ahd qual'lfled by the assumPtions,cju ls and risk factors referred to In TELUS' 2019 third quarter Management's discussion and analy&is and 018 am!Jal repl;)rt,and in other TELUS public d e,()loeure documents and filings with securities CQmmlsslonaln Canada (on SIEDAR at aedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any Intention or obligation to update or revise forWa.JtHooklng statements. For more Information,pleeee contact: TELUS InternationalM dle Relations AllWilson {604) 328-7093

AI!.Wllson@telusimemationa!.com TELUS Media Relatione Franc;ols GabQury {438) 882-5136 francois.gabourv@te!us.com TELUS Investor Relatlona Robert MftcheH (847) 837-1606 ir@telus.com

L News Release December 4. 2019 · TELU$ rporation announces a reemeot to acquir• Competence Call Center through TELUS international Merger adds significant scale to TELUS lntematlonal, and sxpands its growing enterprise value to approximately 0$5 billion Further growth potential positions TELUS /ntsms.tlonal for a future Initial public offering targeted In the next 12-24 months Yf!llr1C:011Yer,canada-Today,TELUS Corporation (TMTsX; NYSE TU), through TELUS International, a customer experience Innovator that designs,builds and.deUvei'B next.generatlon olgltal·sol tlons for glotn\1 brB!'Ids1 announced that It has agreed to acqulfi, privately-owned Cgit)petecan Center (CCC), a leading provider of higher-value-added busln8$s servlcee with a f()Qus on ustoin$r relationehlp management and content moderation, for.approximately €915 miQion(approldmately C$1.3 biiUon) consisting of debt and equitY, bj8at to Qustomary.oto lng adjuatnients.. 'We are pleased to welcome Competence CallCenter employees ahci ousttima'rs Into our TELUS famlly," said Darren Entwistle,President and CEO of TELUS.''T ay's ano unceinent adds signJfiQ81lt scale and diversity toTELUS International-,an Important and differentlated.grqWth ctrlver for TEL.US-an increasesubstantially the org lzation's estimated enterprise value to.approxlmatelyC$5 bll.llon.Toe expanded capabtntles of the combinedcompanies will further elevate e globally admired cunxner exp rlence and Innovative glsol_utions that are synqriymous witht.he TEL\JS lnte tlonBI brancl. Importantly,the merger will poeltively Impact the financial and operationstrength of TELUS,supporting the advancement of our world-leading br band network$ in Canada • wellas our g!Oballeade hip In customer service excellen.Moreover,the acquisition df Competence Call Center furtt bolsters the continued advance nt of TELUS lntematlonal's successfulgrowth strategy by poslilonlrig them well for a potentialfuture initial public offering targeted in the next 12-24months,positioning. the organization for OQntlnued growth In the years to CQme•. "Today's announcement Is another remarkable milestone in our company's strategic growth journey, building upon our stgnifiewt momentum ln.the market and further suppQI'tlng our abiHty w·dellver differentlatJ:td customer experiences and enable new go-to-m•ket opportunities for the valued brands we partner with around the worlds:aid Jeff Puritt,President and CEO,TELUS International. "Post-merger, TELUS International's size,scope and reach wUI grow to encompass almost 50,000 of the most inspired team members, providing customer experience, digital transformatiQn,content moderation,IT Dfecycle, advisory and digitalconsuttlng,risk management, and back-office supportIn over 50 languages from more than 50 delivery centres in 20 countries across North and CentralAmerica, Europe and Asia.• \...

Founded In 1998 In Austria, CCC Is headquartered today In Berln, Germany and provides Its award wlmlng services across 11European countrles 1,with more than 8,500 employees.CCC partnera with lndustiY"Ieadlng globalbrands primarily from fast-growing technology,media and telecommunications, retail, and travel and hospitality sectors -key growth verticals for TELUS International. The acquisition of CCC willresult In a sizeable diversification of TELUS lntematlonal's operations and client base In Europe. CCC's capabilities will enhance TELUS International's abO!ty to deliver signature customer service excelence to cuatomers,whichIncludes TELUS and Its leading wireless and wlrellne broadband netwot1c In Canada. The acquisition Is expected to add significant scale to TELUS International,anImportant and dlff8rentiated growth driver for TELUS,and willsupport TaUS'consolidated fln qtal and operating results Including revenue, EBITOA and free cash flow growth. Infiscal2019,CCC Ia expeCted to report revenue of approximately C$450 million. On a pro-forma basis, TELUS lntematiOs 2019 combined aMuallzed revenue will sua C$1.75 billion and EBITDA wlllincrease to approximately C$400 million. The acquisition of CCC will be Immediately revenue and EBITDA accretive to TELUS and TELUS lnt atlonal, as well as EBITDA margin accretive to TELUS International.Additionally,given1he low capital IJ:rtenslty of thtt combined business, the transacUon·Js also expected to support immediate free cash flow expansion. "This Is an exciting day for our entire Competence 0811 Center team as we look ahead to joining our two companies'Dke-mlnded caring culturee focused on team member development and engagement to drive customer serviCe exoe11ences:aid Christian Legat, CEo, CCC.'We share the TELUS International teem;pa881onate oonvnltment to putting customers first and are looking forward to oomlng tQgether as one organization to amplify the power,reach and performance of our combined capabilities for the benefit of our clients and our teams." acqlisltlon of CCC wiR be financed from TEWS Internationalnon-recourse credit facllltles and additional equity from TB.US Corporation and Baring Private Equity Asia (BPEA). As part of the transaction,CCC'a senior management will reinvest a significant portion of their equity ownership inCCC Into TELUS International.TELUS Corporation's and BPEA's equity capitalcontributions are expected to app :DXIinately C$165 million and approxlmatety C$90 million,respeCtively.Following the close of the acquisition,T'ELUS Corporation wiU retain an approximate 82 per cent interest In TELLiS lnt onal. The acquls(tion is. subject to customary closing conditions and regulatory approvals. Closing Is expected to occur in the early part of the first quarter of 2020. AboutTELUS TELUS (TSX:T,NYSE:1\J) Ia a dynamic,world-ng communications and infonnation technology company with C$14.6 billion in annual revenue and 14.5 mHUon customer connections spanning wireless, data,IP,voice,television, entertainment, video and s urity.We leverage our global-leading technology to enable remarkable human outcomes.Our longstanding oommltment to putting our customera first fuels every aspect of our business,making us a distinct leain customer service excelence and loyalty. 1"ELUS Health is C&nada's largest healthcare IT provider,and TaUS Internationaldelivers the most Innovative business process solutions to some of the world's moat established brands.. 1Auslrfa, Bosnia A Herzegoma, France,Gennany, laMl, Poland, Romania (T8..US JntamationaJ has eJCiSting das),SICivalda, Spain,SWitzeltand, Turkey

Drivenby our passionate social purpose to connect allCanadians for good, our deeply meaningfuland enduring phlloSQphy to give where we lfve has Inspired our team members and retirees to contribute more than C$700 monon and 1.3 million days of service since 2000.This unprecedented generosity and unparalleled volunteerlsm have made TELUS the most gMng company in the world.For more ihformatlon about TELUS, please visit telus.com. Forwa -loQidng .utemente: This newe reiBQe contains statements about expected future events, Including statements relating to the planned acquisition of Competence CsllCenter (CCC) by TELUS International,the expected timing of the transaction, the expected benefits of the transaction and plans for Its Integration Oncluding statements regarding COO's expected revenue and TaUs lntematlonal's 2019 combined revenue and EBITDA), potential plans and timing of an Initial pubRc offering (IPO) by TELUS International as wallas the expected &rm!rprlse value of ll,JS lntematl.onal fQRowing the acquisition. By their nature, forwarcj.looklng st!iiements require TELUS to.make assumptions and predictions and are subject to inherent risks and uncertainties. There Q&n bti no a•eurance that the acquisition will be completed as expeoted or upon the terms and conditions dei!crlbed In this news r lease, that required regulatory approvals; wiD be obtained, that the expected flnancla! result& or the benefits of the transaction gncludlng the expected hicreaae to TELUS International's enterprise val e} will be realized,or that an IPOby Ti:WS International wUI be completed within the targeted time frame or at all.There Is sjgnif!Oar'lt risk that the torward-lool(lng.. statements will not provf[!·to be accurate. The forward-looking statements containd in this neWs reiease describe our BlCj)-tlQI'!!lt the dae Qf thiS. news release and,·accordingly,at& SUbject to change after such datt.Rl!l!i ers are cautioned not to place undUe "'!lance on forward-loQkltJg statements a.anumb$r ·"· of factors could cause IfutUre events to differ triateriaRy from ose expresied In the forward·l®kl;ig·;_.: .m.Jr:ynents. Acc;:grdlngly, this news releas 1s sub)ec:t to the disc@lmer and qualified l:!y the assu11'1J)tfQ. , -· qualifi ticins and rls·faCtOrs refe!fed 'to' In TELUS' 2019 third quarter Management's dlscuaslon·:·. analysis and 2Q18 annualreport. andIn other TB,.US public disclos1,.1redOQUments 81.1d filings with. ecUM.e& commissions inCanada (on SEDAR at aedar.com) and In theUnited -es (on EDGAR at sec.gov). E Cept is required by law, TELUdi claims any lnt«; ntion or obligation i9 L!pdate or revise forward•looldng statements. For more Information, please contact; TELUS Me Ja Relations Fran9(Jis Gaboury (438) 862-5136 francois.aaboury@telus.com TELUS Investor Relations Robert Ml eu (647) 837-1606 ir@telus.com

EXHIBIT 17(d)-2

FORM OF PRESS RELEASE - SELLERS

[see attached.]

ARD I AN PRESS RELEASE ARDlAN SELlS CCC TO TELUS1NTERNA110NAL Geographical expansion,an increasing customer base, and expansion ofNon-Voice Services, position CCC as n leading '£uTDpean plaiformfor business proc:rss outsourcingservices Berlin/Vienna/Frankfurt, December 5, 2019 - Ardian, a world-leading independent investment bouse, is selling Competence call Center Group ("CCC"), one of the leading Business Process OUtsourcing("BPO") service providers in Europe, to TELUS International, a subsidiary of TELUS Corporation. The closing of the transactionis subjectto antitrust approval. Founded in Vienna in 1998, CCC is today headquartered in Berlin. With more than 8,500 employees, the company offers high-quality BPO solutions in 33 languages. CCC's range of services includes moderating content, for example on social media platforms, up/cross selling, complaint management and technical support. The Group operates from 11 countries across the DACH region, France, Spain, Eastern Europe, and, Turkey. Ardian invested in CCC between 2009 and 2013. Since reinvesting in the company in 2017, CCC has increased the number of employees by more than 3,000 to 8,500 and opened in four new locations. The renewed support of Ardian also enabled CCC to further develop as a leader in the German speaking region and strengthen its European platform for BPO services through its expansion strategy. The company has expanded its business with new and existing customers, shifting the range of services towards more complex BPO services, which now account for two-thirds of sales, and new geographic markets. With its services, CCC supports fast-growing companies in interactive media services, an example being social media platforms, internet and direct marketing, as well as consumer services and retail. Christian Legat, CEO of CCC, said: we would like to thank the Ardian team for their excellent cooperation over the past few years, which has made CCC one of the leading independent European platforms for BPO services. CCC is well-positioned to continue this success story under our new owner TELUS International." i L-w/! J

Dirk Wittneben, Managing Director at Ardian, said: ftWe are pleased that we have been able to support CCC for a second time in the continuation of its success story. We ve been able to contribute to the company's development towards more complex non-voice services and to expanding the customer base to include leading industrial and innovative tech companies.• Marc Abadir, Managing Director at Ardian, added: •we believe the company is in an excellent position to continue to expand and gain market share within the dynamic BPO services market. We wish the company and its employees every success in the years ahead and thank CCC's outstanding management team once again excellent collaboration.H

ABOUT ARDIAN Ardian is a world-leading private investment house with assets of US$96bn managed or advised in Europe, the Americas and Asia. The company is majority-owned by its employees. It keeps entrepreneurship at its heart and focuses on delivering excellent investment performance to its global investor base. Through its commitment to shared outcomes for all stakeholders, Ardian's activities fuel individual, corporate and economic growth around the world. Holding close its core values of excellence, loyaltyand entrepreneurship, Ardian maintains a than640employeesworkingfrom truly global network, with more fifteenofficesacrossEurope (Frankfurt, Jersey, London, Luxembourg, Madrid, Milan, Paris and Zurich), the Americas (New York, San Francisco and Santiago) and Asia (Beijing, Singapore, Tokyo and Seoul). It manages funds on behalf of more than 1,000 clients through five pillars of investment expertise: FUnd of Funds, Direct Funds, Infrastructure, Real Estate and Private Debt. Ardian on Twitter i1Ardian www.ardian.com ABOUTCCC CCC provides CUstomer Care and BPO solutions at the highest level. The company draws on 21 years of experience in monitoring and moderating content, such as on social media platforms, up/cross selling, complaint management and technical support. With its solutions, the company covers various communication channels ranging from telephone and e mail to chat and social media. Since 1998, CCC has been renowned for providing high-quality, internationally certified and excellent BPO services in 33 languages for global top brands in the European market from several industries. During this time, it has realized international growth and demonstrated continuous and strong commitment for the BPO industry. In total, more than 8,500 enq:>loyees provide customers with innovative and international excellent service on all communications levels. www.yourccc.com COMPANIES AND PERSONS INVOLVED IN THE TRANSAC110N An:lian Team:DimWittnehcn, Marc Abadir, Yam'!ic Mel:z.ger, Nicofas Milnur Financial: Deloitte (Egon Sachsalber, Tanya Fehr) Commercial: McKinsey (Dr. Julian Raabe, Dr. Tobias Eichner)

Legal: Latham & Watkins (Burc Hesse, Dr. Sebastian Paule), Milbank (Dr. Michael Bernhardt) Tax: EY (Niclas Hahn) M&A Advisory: William Blair {Dr.-Ph-ili-pp Mohr) PUSS CONTACTS CIWlLES TOBIAS EBBRLE tabi...eberlelcharleebarker.4e Tel:+49 69 79409024 PETER STEINER peter.•teiner8charleabarkar.de Tel:+•9 69 79409027

ARDIAN PRFSSF.Ml'T'Tf'JllJNG ARD1AN VERAUSSERT CCC AN TEU1S1N'T£RNAT10NAL Geographische Expansion,Wa.dtstum der Kwtdenbasis sowie AlAllhau ckr Non-Voice &rvicesvositionicrtCCC a!sfohrende ewopiische PiattJonn for Business ProceRS Outsourcing Dienstleisb.mgen Berli /Wien/Prankfurt,5. Dezember2019 Ardian,eineweltweit f ende unabh&ngige Inveetmentgesellschaft, veraUSert die Competence <.ccc ), Call Center Gruppe eines der fUhrenden Dienstleistungsunternehmen in Europa fdr Business Process Outsourcing (nBPO") an TELOS International,ein Tochterunternehmendes Telekormnmikationsunternehmens TELOS Corporation. Der Abschluss der Transaktion steht noch unter Vorbehalt der kartellrechtlichen Freigabe. CCC wurde 1998 in Wien Berlin.Mitmehrals gegriindet und hat heute seinen Hauptsitz in 8.500 Angestelltenbietetdas Unternehmen hochqualitative BPO Losungen in 33 Sprachen an. CCC ist in 11 Landern vertreten und betreibt Standorte in der DACH-Region, Osteuropa, der Turkei, Frankreich und Spanien. zum Leistungsspektrum von CCC zahlt unter anderem die Moderation von Inhalten, beispielsweise auf Social Media Plattformen, Up-I Cross Selling, Beschwerdemanagement sowie technischer Support. Das Unternehmen deckt mit den L6sungen diverse Kommunikationskanale von Telefon, E-Mail bis hin zu Chat und Social Media ab. Nachdem Ardian bereite im Zeitraum 2009 bie 2013 bei CCC beteiligt war, hat das Unternehmen seit dem Wiedereinstieg der Investmentgesellschaft im Jahr 2017 die Anzahl der Mitarbeiter um mehr als 3.000 auf nunmehr 8.500 gesteigert sowie vier neue Standorte eroffnet. Die erneute Unterst\ltzung von Ardian erm<lglichte CCC den weiteren Ausbau seiner starken Position im deutschsprachigen Raum sowie die St!rkung seiner europaischen Plattform fUr BPO Dienstleistungen durch eine konsequente Urnsetzung der Expansionsstrategie. Hierzu hat das Unternehmen sein Geschaft mit bestehenden und neuen Kunden ausgebaut, das Servicespektrum in Richtung komplexerer BPO Dienstleistungen, die heute far zwei Drittel des umsatzes stehen, deutlich verschoben und neue geographische Markte erschlossen.Mit seinen Dienstleistungen unterstutztCCCschnellwachsendeUnternehmenausdenBereichen Interactive Media Services, beispielsweise Social Media Plattformen, Internet und Direktmarketing sowie Consumer Services und Retail.

Christian Legat, CEO, CCC, sagte:,Wir bedanken uns beim Team von Ardian fur die hervorragende Zusammenarbeit in den letzten Jahren, durch die eich CCC mit starkem Wachstum zu einer d.er fillirenden unabhangigen europaischen Plattformen fur BPO Dienstleistungen entwickelt hat. CCC ist exzellent positioniert, dieee Erfolgsgeschichte unter dem neuen Bigentumer TELOS International fortzuschreiben." Dirk Wittneben, Managing Director bei Ardian, sagte:,Wir freuen una, dass wir CCC ein zweites Malbei der Fortschreibung seiner Erfolgsgeschichte begleiten durften und einen Beitrag zur Entwicklung des Unternehmens hin zu komple.xeren Non-Voice Services eowie zur Erweiterung der Kundenbaeis urn f hrenden Industrie-sowie innovative Tech-Unternehmen leisten konnten." Marc Abadir, Managing Director bei Ardian, erganzte: ,Wir sehen das Unternehmen hervorragend positioniert, urn in einem dynamischen Markt f'Ur BPO Dienstleistungen weiter zu expandieren und Marktanteile zu gewinnen. Wir wfinsohen dem Unternehmen und seinen Mitarbeiter viel Erfolg auf dem weiteren Weg und bedanken una herzlich bei dem hervorragenden Management Team von CCC fur die erneut exzellente zusammenarbeit." O.UERARDlAN Ardian ist eine der weltweit ffthrenden unabhAngigen Investmentgesellschaften, die fr ihre Investoren aus Europa, S d-und Nordamerika und Asien Vermbgenswerte in Hebe von rund US$ 96 Milliarden verwaltet. Das Unternehmen befindet sich rnehrheitlich im Besitz seiner Mitarbeiter und erwirtschaftet nachhaltige, attraktive Renditen f\1r seine Investoren. Mit der Zielsetzung, positive Ergebnisse f r alle Stakeholder zu erzielen, fordert Ardian mit seinen Aktivitaten weltweit Individuen, Unternehrnen und Volkswirtschaften. Die InveetmentphilosophievonArdian ist an den drei Leitgedanken Exzellenz, Loyalitat und Unternehmertum ausgeriohtet. Die Gesellschaft verfugt Uber ein globales Netzwerk mit mehr als 640 Luxemburg, Madrid, Mailand, Paris und Zurich), Sudamerika {Santiago de Chile), Nordamerika (New York und San Francisco) und Asien (Peking, Seoul, Singapur und Tokio). Das VermOgen seiner rund 1.000 Inveetoren verwaltet Ardian in funf Investmentbereichen: Direct Funds, Funds of Funds, Infrastructure, Private Debt und Real Estate. Folgen Sie Ardian auf Twitter ®Ardian www.ardian.com Mitarbeitern und15 Buresin Europa {Frankfurt, Jersey, London, ilSERCCC

CCC bietet in elf Landern Customer Care und BPO LOsungen auf hochstem Niveau. Beidererwachung und Moderierungvon Inhalten, beispielsweise auf Social Media. Plattformen, Up-I Cross-Selling, Beschwerdemanagement oder technischem Support greift CCC auf 21 Jahre Erfahrungzuruck. Das Unternehmen deckt mitden Losungen diverse Kommunikationskanale von Telefon, E-Mail bis hin zu Chat und Social Media ab. Hochqualitative, internationalzertifizierte und ausgezeichnete BPO Services in 33 Sprachen fur globale Top Brands am EuropAischen Markt, aus mehreren Branchen, internationales Wachstum und kontinuierliches und starkes Engagement fur die BPO Industrie zeichnen CCC seit 1998 aus. In Summe sind mehr als 8 .500 Mitarbeiter fur innovativen und international ausgezeichneten Kundenservice auf allen Kommunikationsehenen verantwortlich. www.yourccc.com ANDER.TRANSA.lCflON BETEillGTE UNTERNEHMEN UNO PERSONEN ATdi m Ttam: Dirk Wifu1r.btn, MnTc Abadir, Vannie Metzger, Nico!RS Milnzer Financial: Deloitte (Egan Sachsalber, Tanya Fehr) Commercial: McKinsey (Dr. Julian Raabe, Dr. Tobias Eichner) Legal: Latham & Watkins (Burc Hesse, Dr. Sebastian Pauls), Milbank (Dr. Michael Bernhardt) Tax: EY (Niclas Hahn) M&A Advisory: William Blair (Dr.Philipp Mohr) --PUSSEKONTAX'l' CRARLBS BARKBR TOBIAS EBERLE tobiaa.eberle@charlesbarker.de Tel: +49 69 79409024 PETER STEINER peter.steine charlesbarker.de Tel: +49 69 79409027

SCHEDULE 1

DISCLOSURE SCHEDULE

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SCHEDULE 2

CCC FINANCIAL STATEMENTS

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SCHEDULE 3

COMPANY FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

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SCHEDULE 4

UNAUDITED FINANCIAL STATEMENTS

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SCHEDULE 5

UNAUDITED COMPANY TRIAL BALANCES

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SCHEDULE 6

FURTHER DISCLOSURE

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SCHEDULE 2(e) TO EXHIBIT 12

TAX AND OTHER PROCEEDINGS

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